Filed Pursuant to Rule 424(b)(3)
Registration No. 333-101643

Pricing Supplement
To Prospectus dated December 4, 2002 and
Prospectus Supplement dated December 4, 2002

United Mexican States

U.S. $30,000,000,000 Global Medium-Term Notes, Series A
Due Nine Months or More From Date of Issue

€750,000,000 5.375% Global Notes due 2013

     The notes will mature on June 10, 2013. Mexico will pay interest on the notes on June 10 of each year, commencing June 10, 2004.

     The notes will not be redeemable before maturity and will not be entitled to the benefit of any sinking fund.

     The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to most of Mexico’s outstanding public external indebtedness. Under these provisions, which are described beginning on page PS-8 of this pricing supplement, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

     Application has been made to list the notes on the Luxembourg Stock Exchange.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds to Mexico,
	Public (1)	Discounts	before expenses

Per note	99.04%	0.35%	98.69%
Total	€742,800,000	€2,625,000	€740,175,000

(1)	Plus accrued interest, if any, from June 10, 2003.

     We expect that delivery of the notes will be made on or about June 10, 2003.

Joint Lead Managers and Joint Bookrunners

Citigroup		Deutsche Bank
Co-Managers

Banco Bilbao Vizcaya Argentaria	Credit Suisse First Boston	Morgan Stanley

June 3, 2003

ABOUT THIS PRICING SUPPLEMENT
USE OF PROCEEDS
DESCRIPTION OF THE NOTES
NEW PROVISIONS APPLICABLE TO THE NOTES
UNITED MEXICAN STATES—RECENT DEVELOPMENTS
The Economy
Principal Sectors of the Economy
Financial System
External Sector of the Economy
Public Finance
Public Debt
EXCHANGE RATES
PLAN OF DISTRIBUTION
ABOUT THIS PROSPECTUS SUPPLEMENT
SUMMARY
RISK FACTORS
DESCRIPTION OF THE NOTES
TAXATION
PLAN OF DISTRIBUTION
GLOSSARY
ANNEX A - FORM OF PRICING SUPPLEMENT
ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
DATA DISSEMINATION
USE OF PROCEEDS
DESCRIPTION OF THE SECURITIES
PLAN OF DISTRIBUTION
OFFICIAL STATEMENTS
VALIDITY OF THE SECURITIES
AUTHORIZED REPRESENTATIVE
WHERE YOU CAN FIND MORE INFORMATION

Pricing Supplement
About this Pricing Supplement	PS-3
Use of Proceeds	PS-3
Description of the Notes	PS-4
New Provisions Applicable to the Notes	PS-8
United Mexican States—Recent Developments	PS-11
The Economy	PS-11
Principal Sectors of the Economy	PS-11
Financial System	PS-15
External Sector of the Economy	PS-16
Public Finance	PS-17
Public Debt	PS-18
Exchange Rates	PS-20
Plan of Distribution	PS-21
Prospectus Supplement
About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-10
Taxation	S-21
Plan of Distribution	S-29
Glossary	S-33
Annex A – Form of Pricing Supplement	A-1
Prospectus
About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	13
Official Statements	15
Validity of the Securities	15
Authorized Representative	16
Where You Can Find More Information	16

     Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

     This pricing supplement supplements the accompanying prospectus supplement dated December 4, 2002, relating to Mexico’s $30,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated December 4, 2002 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

     You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

     Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

USE OF PROCEEDS

     The net proceeds to Mexico from the sale of the notes will be approximately €740,025,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €150,000. Mexico intends to use the net proceeds of the sale of the notes to prepay amounts owed under a U.S. $2.00 billion one-year credit facility described herein under “United Mexican States—Recent Developments—Public Debt.”

DESCRIPTION OF THE NOTES

     Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal	€750,000,000
Amount:

Issue Price:	99.04%, plus accrued interest, if any, from June 10, 2003

Issue Date:	June 10, 2003

Maturity Date:	June 10, 2013

Specified Currency:	Euro

Authorized Denominations:	€1,000 and integral multiples thereof

Form:	Registered; Book-Entry. The notes will be represented by two global notes, without interest coupons, in registered form, to be deposited on or about the issue date with Citibank, N.A., London. For one global note, Citibank, N.A. London will serve as custodian of Cede & Co., as nominee of The Depository Trust Company (“DTC”). For the other global note, Citibank, N.A., London will serve as common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, S.A.

Interest Rate:	5.375% per annum, accruing from June 10, 2003.

Interest Payment Date:	Annually on June 10 of each year, commencing on June 10, 2004

Regular Record Date:	May 26 of each year

Optional Redemption:		Yes	X	No

Optional Repayment:		Yes	X	No

Indexed Note:		Yes	X	No

Foreign Currency Note:	X	Yes		No

Managers:	Citigroup Global Markets Limited Deutsche Bank AG London Banco Bilbao Vizcaya Argentaria Brasil S.A. Credit Suisse First Boston (Europe) Limited Morgan Stanley & Co. International Limited

Purchase Price:	98.69%

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	Application has been made to list the notes on the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	91086QAP3

ISIN:	XS0170239932

US ISIN:	US91086QAP37

Common Code:	017023993

Fiscal Agent, Principal Paying Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	Kredietbank S.A. Luxembourgeoise

Further Issues:	Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Payment of Principal and Interest	Principal of and interest on the notes, except as described below, will be payable by Mexico to the fiscal agent in euro. If Mexico determines that euro are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement, dated as of December 3, 1993, as amended, between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Payments to holders who hold their notes through Euroclear Banking S.A./N.V. or Clearstream Banking S.A. (“Euroclear and Clearstream Holders”) will be made in euro, except as described above. Euroclear and Clearstream Holders will not have the option to elect payments in U.S. dollars.

Payments to holders who hold their notes directly through DTC (“DTC Holders”) will be made in U.S. dollars, except for DTC Holders who elect to receive payment in euro as described in the accompanying prospectus supplement. The exchange rate agent will exchange euro payments received from the fiscal agent for U.S. dollars and pay such amounts directly to Cede & Co. for payment to DTC’s participants. All costs of conversion will be borne by the DTC Holders who receive payment in U.S. dollars. The U.S. dollar amount of any payment of principal or interest received by a DTC Holder will be based on the exchange rate agent’s bid quotation, at or prior to 11:00 a.m., London time, on the second London business day preceding the applicable payment date, for the purchase of U.S. dollars with euro for settlement on the payment date of the aggregate amount of euro payable to all DTC Holders receiving U.S. dollar payments on the payment date. If this bid quotation is not available, payment of the aggregate amount due to all DTC Holders on the payment date will be made in euro.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to most of Mexico’s outstanding external public indebtedness. Those provisions are described in the following section, “New Provisions Applicable to the Notes.”

NEW PROVISIONS APPLICABLE TO THE NOTES

          The notes will contain provisions regarding acceleration and voting on amendments, modifications and waivers that differ from the provisions described in the accompanying prospectus. The provisions described in this pricing supplement will govern the notes. These provisions are commonly referred to as “collective action clauses.” Under these provisions, Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other payment terms, with the consent of less than all of the holders of the notes.

Default and Acceleration of Maturity

          The notes will contain the same events of default as those described in the accompanying prospectus, but the procedures for acceleration if an event of default occurs will be different from those described in the prospectus. The events of default are the following:

1.	Mexico fails to pay any principal of or interest on the notes within 30 days after payment is due;

2.	Mexico fails to perform any other obligation under the notes and does not cure that failure within 30 days after the fiscal agent receives written notice from the holder of any note requiring Mexico to remedy the failure;

3.	Mexico’s creditors accelerate an aggregate principal amount of more than U.S. $10,000,000 (or its equivalent in any other currency) of Mexico’s public external indebtedness because of an event of default resulting from Mexico’s failure to pay principal or interest on that public external indebtedness when due;

4.	Mexico fails to make any payment on any of its public external indebtedness in an aggregate principal amount of more than U.S. $10,000,000 (or its equivalent in any other currency) when due and does not cure that failure within 30 days after the fiscal agent receives written notice from the holder of any note requiring Mexico to remedy the failure; or

5.	Mexico declares a moratorium on the payment of principal of or interest on its public external indebtedness.

          If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the notes outstanding (as defined below) may, by notice to the fiscal agent, declare all the notes to be due and payable immediately.

          Upon any declaration of acceleration, the principal, interest and all other amounts payable on the notes will become immediately due and payable on the date Mexico receives written notice of the declaration, unless Mexico has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding notes may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Meetings, Amendments and Waivers

          Mexico may call a meeting of the holders of the notes at any time regarding the fiscal agency agreement or the notes. Mexico will determine the time and place of the meeting. Mexico will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

          In addition, the fiscal agent will call a meeting of the holders of the notes if the holders of at least ten percent of the aggregate principal amount of the outstanding notes have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

          Only holders of notes and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding notes will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of the outstanding notes will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing 75% of the aggregate principal amount of the outstanding notes will constitute a quorum. The fiscal agent will set the procedures governing the conduct of the meeting.

          Mexico, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the notes:

•	with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding notes that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the aggregate principal amount of the outstanding notes.

However, the holders of not less than 75% of the aggregate principal amount of the outstanding notes, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the notes that would:

•	change the due dates for the payment of principal of or interest on the notes;

•	reduce any amounts payable on the notes;

•	reduce the amount of principal payable upon acceleration of the maturity of the notes;

•	change the payment currency or places of payment for the notes;

•	permit early redemption of the notes or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of the notes whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to the notes) or the terms and conditions of the notes or to take any other action with respect to the notes or change the definition of “outstanding” with respect to the notes;

•	change Mexico’s obligation to pay any additional amounts;

•	change the governing law provision of the notes;

•	change the courts to the jurisdiction of which Mexico has submitted, Mexico’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York or Mexico’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the notes, as described in the prospectus;

•	in connection with an exchange offer for the notes, amend any event of default under the notes; or

•	change the status of the notes, as described under “Description of the Securities—Debt Securities—Status” in the prospectus.

          We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the notes, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding notes) agree to the change.

          Mexico and the fiscal agent may, without the vote or consent of any holder of the notes, amend the fiscal agency agreement or the notes for the purpose of:

•	adding to Mexico’s covenants for the benefit of the holders;

•	surrendering any of Mexico’s rights or powers;

•	providing collateral for the notes;

•	curing any ambiguity or correcting or supplementing any defective provision; or

•	making any other change that (a) is not inconsistent with the notes and (b) does not adversely affect the interest of any holder of the notes in any material respect.

          For purposes of determining whether the required percentage of holders of the notes has approved any amendment, modification or change to, or waiver of, the notes or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the notes, notes owned, directly or indirectly, by Mexico or any public sector instrumentality of Mexico will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only notes that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco de México, any department, ministry or agency of the federal government of Mexico or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Mexico or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

UNITED MEXICAN STATES—RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2001. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Gross Domestic Product

          According to preliminary figures, during 2002, Gross Domestic Product (“GDP”) increased by 0.9% in real terms, as compared with 2001. The financial services, insurance and real estate sector grew by 4.4%, the electricity, gas and water sector grew by 3.8%, and the transportation, storage and communications sector grew by 2.2%, each in real terms. The construction sector grew by 1.7%, and the community, social and personal services sector grew by 1.3%, each in real terms. The mining, petroleum and gas sector decreased by 0.3%, the agriculture, livestock, fishing and forestry sector and the commerce, hotels and restaurants sector each decreased by 0.4%, and the manufacturing sector decreased by 0.6%, each in real terms.

          According to preliminary figures, GDP grew by 2.3% in real terms during the first quarter of 2003, as compared with the same period of 2002. The construction sector grew by 5.9%, the transportation, storage and communications sector grew by 4.3%, the financial services, insurance and real estate sector grew by 4.1%, and the electricity, gas and water sector grew by 3.0%, each in real terms. The community, social and personal services sector grew by 2.1%, the commerce, hotels and restaurant sector grew by 1.6%, the mining, petroleum and gas sector grew by 1.3%, and the manufacturing sector grew by 0.9%, each in real terms. The agriculture, livestock, fishing and forestry sector decreased by 0.2% in real terms.

Prices and Wages

          Inflation during 2002 was 5.70%, as compared to 4.40% during 2001. Inflation during the first four months of 2003 was 1.49%, 0.44 percentage points lower than during the same period of 2002.

Interest Rates

          During 2002, interest rates on 28-day Cetes averaged 7.08% and interest rates on 91-day Cetes averaged 7.44%, as compared with average rates on 28-day and 91-day Cetes of 11.30% and 12.24%, respectively, during 2001. During the first five months of 2003, interest rates on 28-day Cetes averaged 7.93% and interest rates on 91-day Cetes averaged 8.11%, as compared with average rates on 28-day and 91-day Cetes of 6.89% and 7.12%, respectively, during the same period of 2002. On June 3, 2003, the 28-day Cetes rate was 4.72% and the 91-day Cetes rate was 5.11%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

     Financial Results for 2002

          Based on the consolidated results of Petróleos Mexicanos, the subsidiary entities (i.e., Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica) and Petróleos Mexicanos’ consolidated subsidiary companies, total sales revenues (net of the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”)) for 2002 amounted to Ps. 366.9 billion, an increase of 4.8% from total sales revenues (net of the IEPS Tax) during 2001 of Ps. 350.1 billion, primarily as a result of an increase in crude oil export prices. During 2002, the net loss of

Petróleos Mexicanos, the subsidiary entities and the subsidiary companies, as calculated in accordance with Mexican GAAP, amounted to Ps. 30.5 billion, as compared with a net loss during 2001 of Ps. 34.1 billion. This 10.6% decrease in losses was due primarily to a 14.8% increase in the weighted average price of crude oil sold for export and a decrease in cost of sales, resulting from (a) a reduction in product purchases and (b) an increase in the valuation of inventory of crude oil and petroleum products (which is accounted for as a reduction in cost of sales).

          During 2002, export sales by the subsidiary entities to P.M.I. Comercio Internacional, S.A. de C.V. (“PMI”), Petróleos Mexicanos’ marketing subsidiary, to its affiliates and to third parties (excluding the trading activities of PMI and its affiliates) increased by 17.1% in peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate on the date on which the export sale was made), from Ps. 120.7 billion in 2001 to Ps. 141.4 billion in 2002, mainly due to an increase in the average price of crude oil exports. The weighted average price per barrel of crude oil that Pemex-Exploración y Producción sold to PMI for export in 2002 was U.S. $21.31, 14.8% higher than the weighted average price of U.S. $18.57 in 2001. Export sales increased as a percentage of total net sales (net of the IEPS Tax) from 36.6% in 2001 to 41.4% in 2002. Domestic sales (net of the IEPS Tax) decreased by 4.3%, from Ps. 208.7 billion in 2001 to Ps. 199.8 billion in 2002, due to a decrease in domestic prices of certain petroleum products and a fall in demand for petrochemical products.

     Financial Results for the First Three Months of 2003

          Total sales revenues (net of the IEPS Tax) for the first three months of 2003 amounted to Ps. 124.0 billion, an increase of 94.3% as compared with net sales revenues (net of the IEPS Tax) during the first three months of 2002 of Ps. 63.8 billion. During the first three months of 2003, the net income of Petróleos Mexicanos, the subsidiary entities and the Pemex Project Funding Master Trust (excluding subsidiary companies), as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 2.0 billion, as compared with a Ps. 5.0 billion net loss during the first three months of 2002. This increase in income was due primarily to an increase in the average price of crude oil exports and an increase in the prices of the principal petroleum products that Petróleos Mexicanos and the subsidiary entities sold in the domestic market.

          During the first three months of 2003, export sales by the subsidiary entities to P.M.I. Comercio Internacional, S.A. de C.V., Petróleos Mexicanos’ marketing subsidiary, to its affiliates and to third parties increased by 99.3% in peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate on the date on which the export sale was made), from Ps. 26.5 billion in the first three months of 2002 to Ps. 52.8 billion in the first three months of 2003. Export sales increased as a percentage of total net sales (net of the IEPS Tax) from 41.5% in the first three months of 2002 to 42.6% in the first three months of 2003. Domestic sales (net of the IEPS Tax) increased by 90.7%, from Ps. 37.3 billion in the first three months of 2002 to Ps. 71.2 billion in the first three months of 2003.

     Set forth below is selected summary operating data relating to Petróleos Mexicanos and the subsidiary entities.

	Year ended December 31,

	2001	2002

Operating Highlights
Monthly average production
Crude oil (tbpd)	3,127	3,177
Natural gas production (mmcfpd)	4,511	4,423
Refined products(1) (tbpd)	1,267	1,291
Petrochemicals(2) (mtpy)	307	302
Monthly average crude oil exports (tbpd)
Olmeca	308	246
Isthmus	82	48
Maya(4)	1,320	1,370

Total	1,710	1,664
Monthly average crude oil exports (value in millions of U.S. dollars)	11,592	13,087
Monthly average PEMEX crude oil export prices per barrel (3)(5)
Olmeca	$23.93	$24.90
Isthmus	22.23	23.73
Maya	17.15	20.88
Weighted average price(6)	$18.57	$21.54
Monthly average West Texas Intermediate crude oil average price per barrel(7)	$19.27	$29.45

Notes:	Numbers may not total due to rounding. tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; mtpy = thousands of tons per year

(1)	Includes natural gas liquids.
(2)	Excludes ethane and butane gases.
(3)	Subject to adjustment to reflect the percentage of water in each shipment.
(4)	Includes Altamira crude oil, which is recorded as a separate category for annual, but not interim, sales.
(5)	Average price during period indicated.
(5)	On May 28, 2003, the weighted average price of Pemex-Exploración y Producción’s crude oil export mix was U.S. $22.27 per barrel.
(6)	On May 28, 2003, the West Texas Intermediate crude oil spot price was U.S. $28.50 per barrel.

     Reserves

          Mexico’s total proved developed and undeveloped reserves of crude oil and condensates decreased by 8.4% in 2002, from 18.8 billion barrels of oil equivalent at December 31, 2001 to 17.2 billion barrels of oil equivalent at December 31, 2002. Mexico’s dry gas reserves decreased by 7.8% in 2002, from 16.3 trillion cubic feet at December 31, 2001 to 15.0 trillion cubic feet at December 31, 2002.

          The following two tables of crude oil and dry gas reserves set forth Petróleos Mexicanos’ estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	1999	2000	2001	2002

	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	21,638	21,519	20,186	18,767
Revisions	775	(180)	(144)	(247)
Extensions and discoveries(2)	311	91	2	(36)
Production	(1,205)	(1,244)	(1,277)	(1,288)

At December 31	21,519	20,186	18,767	17,196

	11,414	12,312	12,622	11,725

Proved developed reserves at December 31

Note:	Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.
(2)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Source: Pemex-Exploration and Production

Dry Gas Reserves

	1999	2000	2001	2002

	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	17,054	18,471	17,365	16,256
Revisions	2,427	3	(78)	(442)
Extensions and discoveries(1)	176	58	98	313
Production(2)	(1,186)	(1,167)	(1,129)	(1,141)

At December 31	18,471	17,365	16,256	14,986

	11,127	9,713	8,776	8,572

Proved developed reserves at December 31

Note:	Numbers may not total due to rounding.

(1)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
(2)	Natural gas production reported in other tables refers to wet, sour gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production

     Capital Expenditures and Investments

          For 2003, the Government approved a budget for 33 long-term productive infrastructure projects (called “PIDIREGAS”), 27 of which will be carried out by Pemex-Exploration and Production, five of which will be carried out by Pemex-Refining and one of which will be carried out by Pemex-Gas and Basic Petrochemicals, for a total PIDIREGAS budget of Ps. 106,969 million. The 2003 budget includes approximately Ps. 88,968 million budgeted for Pemex-Exploration and Production’s PIDIREGAS.

     Exports and Export Agreements

          Although Mexico is not a member of the Organization of the Petroleum Exporting Countries (“OPEC”), since 1998 it has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices.

          On January 13, 2003, the Ministry of Energy of Mexico announced that beginning on February 1, 2003, Mexico would increase its oil exports by 120,000 barrels per day, to 1.88 million barrels per day.

Mexico agreed to increase its oil exports in conjunction with production increases by other oil producing countries in order to stabilize oil prices, which had increased significantly in recent weeks.

Financial System

Central Bank and Monetary Policy

          At May 30, 2003, the monetary base totaled Ps. 246,356 million, as compared to Ps. 263,937 million at December 31, 2002.

          Banco de México utilizes the “short” mechanism as its principal monetary policy instrument. Banco de México increased the “short” on December 6, 2002, from Ps. 400 million to Ps. 475 million. In 2003, Banco de México has subsequently increased the “short” on three occasions, from Ps. 475 million to Ps. 550 million on January 10, 2003, from Ps. 550 million to Ps. 625 million on February 7, 2003, and from Ps. 625 million to Ps. 700 million on March 28, 2003. These increases in the “short” were made in response to internal and external factors that could have threatened the achievement of the inflation target for 2003.

          On March 20, 2003, the Foreign Exchange Commission announced that it had adopted a new mechanism to moderate the rate of accumulation of international reserves expected in 2003. Under the new mechanism, Banco de México sells dollars directly in the foreign exchange market according to the following rules:

•	Every quarter, Banco de México announces the total amount of dollars it will supply to the currency market in the following three-month period. The amount of dollars to be sold, which are sold exclusively to Mexican credit institutions, will equal 50% of the increase in net international reserves registered during the previous quarter less the sales of dollars made through this mechanism during the previous quarter.

•	The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

•	The auctions will be temporarily suspended if the amount sold in the auctions during the previous quarter is less than $125 million. The auctions will resume if the increase in net international reserves during a quarter exceeds by more than $250 million the excess of the level of international reserves at the beginning of the last quarter in which a dollar sale was announced over the amount of dollars to be sold during such quarter under the auction mechanism.

          The daily auction procedure commenced on May 2, 2003, based on the accumulation of net international reserves registered in the period from January 17 to April 16, 2003. On April 22, 2003, Banco de México announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from May 2, 2003 to July 31, 2003 would be U.S. $32 million.

The Securities Market

          At December 31, 2002, the Stock Market Index stood at 6,127.09 points, representing a 3.9% decrease in nominal peso terms and a 9.0% decrease in real peso terms from the level at December 31, 2001. At April 30, 2003, the Stock Market Index stood at 6,509.88 points, representing a 6.2% increase in nominal terms and a 4.7% increase in real terms from the level at December 31, 2002. On June 3, 2003, the Stock Market Index stood at 6,738.97 points.

External Sector of the Economy

Foreign Trade

          During 2002, Mexico registered a trade deficit of U.S. $7,996.8 million, as compared with a trade deficit of U.S. $9,953.6 million for 2001. Merchandise exports increased by 1.4% during 2002, to U.S. $160,682.0 million, as compared with U.S. $158,442.9 million in 2001. During 2002, petroleum exports increased by 13.1% and non-petroleum exports increased by 0.4%, each as compared with 2001. Exports of manufactured goods, which represented 88.4% of total merchandise exports, increased by 0.4% during 2002 as compared with 2001.

          Total imports were U.S. $168,678.9 million during 2002, a 0.2% increase as compared to 2001. Imports of intermediate goods increased by 0.3%, imports of capital goods decreased by 6.7% and imports of consumer goods increased by 7.2% during 2002, each as compared with 2001.

          During the first four months of 2003, Mexico registered a trade deficit of U.S. $1,066.1 million, as compared with a trade deficit of U.S. $2,192.9 million for the same period of 2002. Merchandise exports increased by 3.7% during the first four months of 2003, to U.S. $52,803.1 million, as compared with U.S. $50,942.7 million during the first four months of 2002. During the first four months of 2003, petroleum exports increased by 56.3%, and non-petroleum exports decreased by 0.8%, in each case as compared with the same period of 2002. Exports of manufactured goods, which represented 84.1% of total merchandise exports, decreased by 1.7% during the first four months of 2003, as compared with the same period of 2002.

          During the first four months of 2003, total imports were U.S. $53,869.2 million, a 1.4% increase as compared with the same period of 2002. Imports of intermediate goods increased by 2.5%, imports of capital goods decreased by 7.7% and imports of consumer goods increased by 4.2% during the first four months of 2003, each as compared with the same period of 2002.

Balance of International Payments

          According to preliminary figures, during 2002, Mexico’s current account registered a deficit of 2.2% of GDP, or U.S. $13,915 million. The capital account surplus for the same period totaled U.S. $21,674 million. During 2002, net foreign investment totaled U.S. $13,242 million, and was comprised of direct foreign investment totaling U.S. $13,968 million and net portfolio investment (including securities placed abroad) outflows totaling U.S. $726 million.

          According to preliminary figures, during the first three months of 2003, Mexico’s current account registered a deficit of 1.4% of GDP or U.S. $2,141 million. The capital account surplus for the same period totaled U.S. $7,164 million. During the first three months of 2003, net foreign investment totaled U.S. $5,604 million, and was comprised of direct foreign investment totaling U.S. $2,570 million and net portfolio investment (including securities placed abroad) totaling U.S. $3,034 million.

          At December 31, 2002, Mexico’s international reserves totaled U.S. $47,984 million, as compared to U.S. $40,880 million at December 31, 2001. The net international assets of Banco de México totaled U.S. $50,722 million at December 31, 2002, as compared to U.S. $44,857 million at December 31, 2001. At May 30, 2003, Mexico’s international reserves totaled U.S. $53,571 million, an increase of U.S. $5,587 million from the level at December 31, 2002. The net international assets of Banco de México totaled U.S. $55,803 million at May 23, 2003, reflecting an increase of U.S. $5,081 million from the level at December 31, 2002.

Exchange Controls and Foreign Exchange Rates

          During 2002, the average peso/U.S. dollar exchange rate was Ps. 9.6616 = U.S. $1.00. The peso/U.S. dollar exchange rate established by Banco de México on June 3, 2003 (to take effect on the second business day thereafter) was Ps. 10.2598 = U.S. $1.00.

Public Finance

2002 Budget

          On December 12, 2002, Congress approved the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C., a governmental development bank, which will create an estimated extraordinary expenditure of Ps. 48.9 billion. This expenditure will be offset by an estimated Ps. 11 billion to be gained from an amendment to the Retirement Systems Savings Law approved by Congress on December 15, 2002, which will allow the Government to use a portion of workers’ unclaimed retirement funds for this purpose. The Government will be contingently liable to return these funds, with interest, if and when claimed by the workers entitled to them.

2003 Budget and Fiscal Package

          On December 14, 2002, Congress approved the Federal Annual Revenue Law for 2003 and on December 15, 2002, Congress approved the Federal Expenditure Decree for 2003 (as approved, together with the Federal Annual Revenue Law for 2003 as approved, the “2003 Budget”). The 2003 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.50% of GDP for 2003.

          The 2003 Budget is based upon an estimated weighted average price of Mexico’s oil exports of U.S. $18.35 per barrel and an estimated volume of oil exports of 1.86 million barrels per day. The budget as originally proposed to Congress was based upon an estimated weighted average price of Mexico’s oil exports of U.S. $17.00 per barrel. Congress’ upward revision resulted in Ps. 24.7 billion of additional revenues with respect to the original proposal.

          The 2003 Budget includes the following tax measures, among others:

•	continuation of a gradual reduction in income tax rates, introduced at the end of 2001;

•	new tax deductions for individuals and immediate deduction of investment expenditures outside of the metropolitan areas of Mexico City, Guadalajara and Monterrey; and

•	elimination of the luxury goods tax.

          The results for 2001 and 2002, the revised budget assumptions and targets for 2002 and the budget assumptions and targets for 2003 are set forth below.

2001 and 2002 Results;
2002 Revised Budget Assumptions and Targets;
2003 Budget Assumptions and Targets

			2002 Revised
	2001 Results		Budget	2002 Results		2003 Budget

Real GDP growth (%)	(0.3	)(1)	1.7	0.9	(1)	3.0	(3)
Increase in the national consumer price index (%)	4.4		4.5	5.7	(1)	3.0
Average export price of Mexican oil mix (U.S.$/barrel)	18.57		15.50	21.54		18.35
Current account deficit as % of GDP	2.9	(1)	3.4	2.2	(1)	2.8
Average exchange rate (Ps./$1.00)	9.339		10.1	9.6616		10.1
Average rate on 28-day Cetes (%)	11.3		9.7	7.1		7.5
Public sector balance as % of GDP	(0.7)		(0.7)	(1.23	)(2)	(0.5)
Primary balance as % of GDP	2.6		2.7	1.8	(2)	N/A

(1)	Preliminary.
(2)	Includes liquidation of Banco Nacional de Crédito Rural, S.N.C. (Banrural).
(3)	Targeted GDP for 2003 has been revised to 2.4% by Banco de México; however, the official budget for 2003 has not been revised.
N/A = Not available. Source: Ministry of Finance and Public Credit.

          Under the 2003 Budget, the Government estimates that it will devote Ps. 271,305 million (24.5% of total budgetary programmable expenditures) to education and Ps. 317,430 million (28.7% of total budgetary programmable expenditures) to health and social security.

          The Government also expects that it will devote Ps. 93,221 million (8.4% of total budgetary programmable expenditures) to housing and community development. In addition, the 2003 Budget contemplates that Ps. 158,474 million will be used for the debt service of the Government and that Ps. 26,408 million will be used for the debt service of the public sector agencies specified in the 2003 Budget.

Revenues and Expenditures

          In accordance with the automatic adjustment mechanism contained in Article 32 of the 2002 Budget, and in response to lower than projected revenues, the Government cut expenditures by Ps. 10.1 billion in nominal pesos during the first quarter of 2002 in order to meet its fiscal targets for 2002. The Government did not cut expenditures during the remainder of 2002.

          According to preliminary figures, the public sector registered an overall deficit of Ps. 75.6 billion in nominal pesos in 2002, and the primary balance registered a surplus of Ps. 109.0 billion in nominal pesos, 30.2% lower in real terms when compared to 2001.

          During the first four months of 2003, the public sector overall balance registered a surplus of Ps. 60.5 billion and the primary balance registered a surplus of Ps. 131.0 billion, 69.5% higher in real terms than during the same period of 2002.

Public Debt

          At December 31, 2002, the net internal debt of the Government was U.S. $79.6 billion, as compared with U.S. $75.6 billion outstanding as of December 31, 2001. At December 31, 2002, the average maturity of internal debt was 816 days, as compared with 748 days at December 31, 2001.

          At December 31, 2002, the gross external debt of the Government totaled U.S. $78.82 billion. Outstanding gross external debt decreased by approximately U.S. $1.52 billion during 2002, from U.S. $80.34 billion at December 31, 2001, to U.S. $78.82 billion at December 31, 2002. Of the total external debt at December 31, 2002, U.S. $76.03 billion represented long-term debt and U.S. $2.80 billion represented short-term debt.

          Outstanding gross external debt increased by approximately U.S. $4.7 billion in the first four months of 2003, from U.S. $78.8 billion at December 31, 2002 to U.S. $83.6 billion at April 30, 2003. Of this amount, U.S. $79.3 billion represented long-term debt and U.S. $4.2 billion represented short-term debt.

          Subsequent to December 31, 2002:

•	The Pemex Project Funding Master Trust issued £250,000,000 of its 7.50% Notes due 2013 on January 27, 2003, U.S. $750,000,000 of its 6.125% Notes due 2008 on February 6, 2003, and €750,000,000 of its 6.625 per cent Guaranteed Notes due 2010 on April 4, 2003. The Pemex Project Funding Master Trust expects to issue U.S. $750,000,000 of its 7.375% Notes due 2014 on June 4, 2003.

•	Mexico issued U.S. $2,000,000,000 of its 6.375% Global Notes due 2013 on January 16, 2003, U.S. $1,000,000,000 of its 6.625% Global Notes due 2015 on March 3, 2003, and U.S. $1,500,000,000 of its 4.625% Global Notes due 2008 and U.S. $1,000,000,000 of its 7.500% Global Notes due 2033 on April 11, 2003.

On May 15, 2003, Mexico redeemed all of its outstanding Collateralized Fixed Rate Bonds due 2019, USD Par Series A and USD Par Series B (the “Par Bonds”), totaling approximately U.S. $4.34 billion. The Par Bonds were originally issued as part of Mexico’s February 1990 restructuring process, and were the last outstanding series of Mexican Brady Bonds denominated in dollars. Only 3.63% of the U.S. $34.25 billion aggregate amount of Brady Bonds originally issued currently remains outstanding. The payment of the redemption price of the Par Bonds was financed by the proceeds of Mexico’s issuance in April 2003 of U.S.$1,500,000,000 of its 4.625% Global Notes due 2008 and U.S.$1,000,000,000 of its 7.500% Global Notes due 2033, as well as with a U.S. $2.00 billion one-year credit facility that Mexico entered into on April 7, 2003 with Barclays Bank PLC and JPMorgan Chase Bank, as lenders. Upon receipt of the proceeds of the April 2003 issuance, the commitments of the lenders under the credit facility was reduced to approximately $1.37 billion.

EXCHANGE RATES

          Reference is made to “Risk Factors—Currency Risks” and “Description of Notes—Payment of Principal and Interest” in the Prospectus Supplement for a general discussion of the exchange rate and exchange control risks associated with an investment in notes such as the notes.

          The table below sets forth historical average exchange rates for (i) the U.S. dollar as against the euro for the month of May in the years 1999 through 2002 and for the years 1999 through 2002 and (ii) for the U.S. dollar as against the euro for January through May of 2003. Monthly and annual averages are based on the daily noon buying rates for cable transfers in The City of New York certified for customs purposes by the Federal Reserve Bank of New York (the “FRBNY Exchange Rate”).

Average for the Period	U.S.$/ €

May 1999	1.0630
1999	1.0653
May 2000	0.9059
2000	0.9232
May 2001	0.8753
2001	0.8952
May 2002	0.9170
2002	0.9454
January 2003	1.0622
February 2003	1.0785
March 2003	1.0797
April 2003	1.0862
May 2003	1.1556

Source: Federal Reserve Statistical Release
G.5A(405) for 1999-2002 yearly averages and
Release G.5(405) for monthly averages

          On June 3, 2003, the FRBNY Exchange Rate for U.S. dollars against the euro was U.S. $1.17 = €1.00.

          The exchange rate between the euro and the dollar is, at any given time, a result of the international supply of and the demand for the two currencies, and changes in such exchange rate result over time from the interaction of many factors directly or indirectly affecting economic conditions in any participating member state of the European Community and in the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments (both capital and current account) and the extent of governmental surpluses or deficits in the participating member states of the European Community and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the participating member states of the European Community, the United States and other countries prominent in international trade and finance.

PLAN OF DISTRIBUTION

          The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of June 3, 2003, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes

Citigroup Global Markets Limited	€337,500,000
Deutsche Bank AG London	337,500,000
Banco Bilbao Vizcaya Argentaria S.A.	25,000,000
Credit Suisse First Boston (Europe) Limited	25,000,000
Morgan Stanley & Co. International Limited	25,000,000

Total	€750,000,000

          The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

          The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of officer’s certificates and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

          In order to facilitate the offering of the notes, Citigroup Global Markets Limited may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, Citigroup Global Markets Limited may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes or

•	if Citigroup Global Markets Limited repurchases previously distributed notes, reclaim selling concessions which it gave to dealers when it sold the notes.

          Any of these activities may stabilize or maintain the market price of the notes above independent market levels. Citigroup Global Markets Limited is not required to engage in these activities, but, if it does, it may discontinue them at any time.

          The managers and their affiliates may engage in transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

          The managers have advised Mexico that they expect to make offers and sales of the notes in the United States through their respective selling agents. The members of the U.S. selling group are Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

          The notes are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

          The managers have specifically agreed to act as follows in each of the following places:

•	United Kingdom. Each manager has severally represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

•	The Netherlands. The notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this pricing supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

•	Hong Kong. No offer to sell the notes has been or will be made in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the notes in Hong Kong other than with respect to the notes intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

•	Singapore. This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the notes to the public in Singapore.

          Mexico will register the notes with the National Registry of Securities of Mexico, which is maintained by the National Banking and Securities Commission. Such registration does not certify that the notes are of investment quality or that the information contained in this pricing supplement, in the prospectus supplement or in the prospectus is accurate or complete. The notes will not be publicly offered or sold in Mexico.

          The terms relating to Non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

          Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(To prospectus dated December 4, 2002)

United Mexican States

$30,000,000,000

Global Medium-Term Notes, Series A
Due Nine Months or More from Date of Issue

         The following terms may apply to the notes, which Mexico may sell from time to time. Mexico may vary these terms and will provide the final terms for each offering of notes in a pricing supplement.

•	Fixed or floating interest rate. The floating interest rate formula may be based on:

•	CD Rate

•	Commercial Paper Rate

•	EURIBOR

•	Federal Funds Rate

•	LIBOR

•	Treasury Rate

•	May be issued as indexed notes or discount notes

•	May be subject to redemption at the option of Mexico or repayment at the option of the holder

•	Certificated or book-entry form

•	Registered or bearer form

•	In the case of dollar-denominated notes, issued in denominations of $1,000 and integral multiples of $1,000

•	Application has been made to list the notes issued under the program on the Luxembourg Stock Exchange

•	May be exchangeable into other debt securities of Mexico

•	May be sold with or without warrants to exchange the notes into other debt securities

         See “Risk Factors” beginning on page S-7 to read about certain risks you should consider before investing in the notes.

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston JPMorgan Merrill Lynch & Co. Salomon Smith Barney	Goldman, Sachs & Co. Lehman Brothers Morgan Stanley UBS Warburg

This prospectus supplement is dated December 4, 2002. This prospectus supplement may not be used in connection with the issuance of notes after December 4 , 2003.

Prospectus Supplement

About this Prospectus Supplement	S-3

Summary	S-4

Risk Factors	S-7

Currency Risks	S-7

Indexed Notes	S-8

Jurisdiction and Enforcement of Judgments	S-8

Description of the Notes	S-10

General Terms of the Notes	S-10

Form of the Notes	S-11

Paying Agents, Transfer Agents, Exchange Rate Agent and Calculation Agent	S-12

Payment of Principal and Interest	S-12

Interest Rate	S-15

Indexed Notes	S-18

European Monetary Union	S-18

Redemption, Repurchase and Early Repayment	S-19

Additional Amounts	S-20

Further Issues	S-20

Notices	S-21

Taxation	S-21

United States Federal Taxation	S-21

Mexican Taxation	S-28

Plan of Distribution	S-29

Distribution	S-29

Selling Restrictions	S-30

Glossary	S-33

Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2

Forward-Looking Statements	2

Data Dissemination	3

Use of Proceeds	3

Description of the Securities	4

Debt Securities	4

General	4

Status	4

Payment of Principal and Interest	5

Form and Denominations	5

Redemption, Repurchase and Early Repayment	5

Negative Pledge	5

Default and Acceleration of Maturity	6

Meetings and Amendments	7

Warrants	8

Global Securities	8

Certificated Securities	11

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment	11

Governing Law	12

Plan of Distribution	13

Terms of Sale	13

Method of Sale	13

Non-U.S. Offerings	14

Official Statements	15

Validity of the Securities	15

Authorized Representative	16

Where You Can Find More Information	16

ABOUT THIS PROSPECTUS SUPPLEMENT

         This prospectus supplement supplements the accompanying prospectus dated December 4, 2002 relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement.

         You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. Mexico has not authorized anyone else to provide you with different information. Mexico and the agents are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

         Mexico is furnishing this prospectus supplement and the accompanying prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

SUMMARY

         This summary highlights information contained elsewhere in this prospectus supplement and in the prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read the pricing supplement relating to the terms and conditions of a particular issue of notes along with this entire prospectus supplement and the prospectus.

Issuer	The United Mexican States.

Agents	Chase Manhattan International Limited

Credit Suisse First Boston Corporation

Credit Suisse First Boston (Europe) Limited

Goldman, Sachs & Co.

Goldman Sachs International

J.P. Morgan Securities Inc.

Lehman Brothers Inc.

Lehman Brothers International (Europe)

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Merrill Lynch International

Morgan Stanley & Co. Incorporated

Morgan Stanley & Co. International Limited

Salomon Smith Barney Inc.

Salomon Brothers International Limited

UBS Warburg LLC

UBS AG, acting through its business unit UBS Warburg

Fiscal Agent	Citibank, N.A.

Paying Agent	Citibank, N.A.

Luxembourg Paying Agent	Kredietbank S.A. Luxembourgeoise

Exchange Rate Agent	Citibank, N.A.

Calculation Agent	Citibank, N.A.

Specified Currencies	Including, but not limited to, Australian dollars, Canadian dollars, Danish kroner, euro, Hong Kong dollars, Japanese yen, New Zealand dollars, Pounds Sterling, Swedish kroner, Swiss francs and U.S. dollars or any other currency specified in the applicable pricing supplement.

Amount	Up to a principal amount, or initial offering price in the case of indexed notes and discount notes, of $30,000,000,000 or its equivalent in other currencies. As of the date of this prospectus supplement, Mexico has issued and sold $21,703,519,753 of notes, $10,164,435,200 of which were registered with the SEC and issued and sold in the United States.

Issue Price	The notes may be issued at par, or at a premium over, or discount to, par and either on a fully paid or partly paid basis.

Maturities	The notes will mature at least nine months from their date of issue.

Fixed Rate Notes	Fixed rate notes will bear interest at a fixed rate.

Floating Rate Notes	Floating rate notes will bear interest at a rate determined periodically by reference to one or more interest rate bases plus a spread or multiplied by a spread multiplier.

Indexed Notes	Payments on indexed notes will be calculated by reference to a specific measure or index.

Discount Notes	Discount notes are notes that are offered or sold at a price less than their principal amount and called discount notes in the applicable pricing supplement. They may or may not bear interest.

Redemption and Repayment	If the notes are redeemable at the option of Mexico or repayable at the option of the holder before maturity, the pricing supplement will specify:

• the initial redemption date on or after which Mexico may redeem the notes or the prepayment date or dates on which the holders may elect repayment of the notes;

• the redemption or repayment price; and

• the required prior notice to the holders or Mexico.

Status	The notes will constitute direct, general and unconditional external indebtedness of Mexico and will rank equal in right of payment with all of Mexico’s existing and future unsecured and unsubordinated public external indebtedness.

Taxes	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Notes—Additional Amounts.”

Further Issues	Mexico may from time to time, without the consent of existing holders, create and issue notes having the same terms and conditions as any other outstanding notes offered pursuant to a pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Listing	Application has been made to list the notes issued under the program on the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to the program the number 2395 for listing purposes. Any particular issue of notes need not be listed, however.

Stabilization	In connection with issues made under this program, a stabilizing manager or any person acting for the stabilizing manager may over-allot or effect transactions with a view to supporting the market price of notes issued under this program at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation of the stabilizing manager or any agent of the stabilizing manager to do this. Any such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Governing Law	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the laws of Mexico.

Purchase Currency	You must pay for notes by wire transfer in the specified currency. You may ask an agent to arrange for, at its discretion, the conversion of U.S. dollars or another currency into the specified currency to enable you to pay for the notes. You must make this request on or before the fifth business day preceding the issue date, or by a later date if the agent allows. The agent will set the terms for each conversion and you will be responsible for all currency exchange costs.

Warrants	If Mexico issues warrants, it will describe the specific terms relating to the warrants in the applicable pricing supplement.

RISK FACTORS

         This section describes certain risks associated with investing in the notes. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

Currency Risks

Notes denominated in a currency other than the currency of your home country are not an appropriate investment for you if you do not have experience with foreign currency transactions.

         If Mexico denominates notes in a currency other than U.S. dollars, the applicable pricing supplement will contain information about the currency, including historical exchange rates and any exchange controls affecting the currency. Mexico will provide this information for your convenience only. Future fluctuations in exchange rates or exchange controls may be very different from past trends, and Mexico will not advise you of any changes after the date of the applicable pricing supplement. In addition, if you reside outside the United States, special considerations may apply to your investment in the notes. You should consult financial and legal advisors in your home country to discuss matters that may affect your purchase or holding of, or receipt of payments on, the notes.

If the specified currency of a note depreciates against your home country currency, the effective yield of the note would decrease below its interest rate and could result in a loss to you.

         Rates of exchange between your home country currency and the specified currency may change significantly, resulting in a reduced yield or loss to you on the notes. In recent years, rates of exchange between certain currencies have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past, however, do not necessarily indicate future fluctuations.

         Foreign exchange rates can either be fixed by sovereign governments or float. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. National governments, however, rarely voluntarily allow their currencies to float freely in response to economic forces. Sovereign governments may use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the rate of exchange of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate by devaluation or revaluation of a currency. A special risk to you in purchasing notes denominated in a foreign currency is that their yield could be affected by these types of governmental actions.

Exchange controls could affect exchange rates and prevent Mexico from paying you in the specified currency.

         Governments have imposed exchange controls in the past and may do so in the future. There is a possibility that your government or foreign governments will impose or modify foreign exchange controls while you are a holder of foreign currency notes. Exchange controls could cause exchange rates to fluctuate, resulting in a reduced yield or loss to you on the notes. Exchange controls could also limit the availability of a specified currency for making payments on a note. In the event that a specified currency is unavailable, Mexico will make payments to you as described under “Payment of Principal and Interest—Payment Currency—Unavailability of Payment Currency.”

If you file a lawsuit in the United States against Mexico, the court may not render a judgment in any currency other than U.S. dollars.

         New York law will apply to the notes, except that the authorization of the notes and their execution by Mexico will be governed by Mexican law. Courts in the United States customarily have not rendered judgments in any currency other than U.S. dollars. However, New York law provides that in a lawsuit based on an obligation owed in a currency other than U.S. dollars, a court will render a judgment first in the currency of the obligation and then will convert this amount into U.S. dollars at the exchange rate on the date of the judgment. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original obligations. It is possible that New York law would not be applied (a) in any action based on an obligation denominated in a currency unit or (b) by a federal court sitting in the State of New York.

         Under the Mexican Monetary Law, payments to be made in Mexico by Mexico in foreign currency may be paid in pesos at the exchange rate prevailing at the time of payment. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original non-Mexican peso denominated obligations.

Indexed Notes

It is possible that you will receive substantially lower payments on indexed notes than you would on conventional debt securities or that you will not receive any payments at all.

         Indexed notes are not an appropriate investment for you if you do not have experience in transactions in the underlying assets of an applicable index. An investment in indexed notes may be significantly more risky than an investment in conventional debt securities with fixed principal amounts because the payments on indexed notes may vary widely.

         The risks of a particular indexed note will depend on the possibility of significant changes in currency exchange rates and the prices of any underlying assets. These risks generally depend on factors over which Mexico has no control, such as economic and political events and the supply of and demand for the underlying assets. In addition, the exchange rates or prices referred to may be published by third parties not subject to U.S. or Mexican regulation. In recent years, currency exchange rates and prices for various underlying assets have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any of these rates or prices that have occurred in the past, however, do not necessarily indicate future fluctuations.

Jurisdiction and Enforcement of Judgments

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico.

         Mexico has appointed its Consul General in New York as its authorized agent for service of process in any action based on the notes or the fiscal agency agreement which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the fiscal agent have irrevocably submitted to the jurisdiction of these courts and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the notes. You may also institute an action against Mexico based on the notes in any competent court in Mexico.

         Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign

Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the Foreign Sovereign Immunities Act. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

         Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against the property of Mexico.

DESCRIPTION OF THE NOTES

         The following description supplements the information contained in “Description of the Securities—Debt Securities” in the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement. Because the information provided in a pricing supplement may differ from that contained in this prospectus supplement, you should rely on the pricing supplement for the final description of a particular issue of notes. The following description will apply to a particular issue of notes only to the extent that it is not inconsistent with the description provided in the applicable pricing supplement. Capitalized terms are defined in the Glossary at the end of this prospectus supplement.

         Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1, dated as of November 28, 1995, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the forms of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

General Terms of the Notes

The notes:

•	are initially limited to an aggregate principal amount, or aggregate initial offering price in the case of indexed notes and discount notes, of $30,000,000,000 or its equivalent in other currencies. In order to calculate this limitation, the exchange rate agent will determine the U.S. dollar equivalent of notes denominated in another currency by referring to the noon buying rate for cable transfers in the relevant currency in The City of New York, as certified for customs purposes by the Federal Reserve Bank of New York on the issue date of those notes or, if that rate is not available, by referring to another published source selected by Mexico. As of the date of this prospectus supplement, Mexico has issued and sold $21,703,519,753 of notes, $10,164,435,200 of which were registered with the SEC and issued and sold in the United States. Notes registered with the SEC and sold in the United States are limited to the principal amount of securities registered under Mexico’s shelf registration statement described in the prospectus;

•	will constitute a single series of debt securities, Series A, under the fiscal agency agreement;

•	will be denominated in U.S. dollars or another currency specified in the applicable pricing supplement;

•	will mature at least nine months from their date of issue;

•	may be offered and sold in any jurisdiction where it is lawful to do so;

•	may or may not be registered with the SEC;

•	will bear interest at a fixed rate or a floating rate;

•	in the case of registered dollar-denominated notes, will be issued in denominations of $1,000 and integral multiples of $1,000;

•	may or may not be redeemable by Mexico before maturity. If the notes are redeemable, the pricing supplement will describe the terms that apply to the redemption;

•	may or may not be subject to repayment at the option of the holder; and

•	will not be entitled to the benefit of any sinking fund unless the applicable pricing supplement states otherwise.

         The pricing supplement relating to each issuance of notes will specify additional terms and describe in more detail the terms of the notes that Mexico is issuing.

Form of the Notes

         Each note may be either “book-entry” or “certificated” and either “registered” or “bearer.”

         Book-Entry Notes. Book-entry notes with the same issue date and terms are represented by one or more global securities, in registered or bearer form, deposited with a clearing system and held by a custodian or common depositary. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear and Clearstream, Luxembourg in Europe. The clearing systems act as depositaries for and hold the global securities on behalf of certain financial institutions, called their participants. These participants, or other financial institutions acting through them called indirect participants, will represent your beneficial interests in the global securities. They will record the ownership and transfer of your beneficial interests through computerized book-entry accounts, eliminating the need for physical movement of the notes. Mexico generally deposits the global securities representing book-entry notes sold in the United States with Citibank, N.A., as custodian for DTC or its nominee. If Mexico sells an issue of book-entry notes both within and outside the United States, the U.S. and non-U.S. portions of the notes may be represented by a single global security or by separate global securities. For more information, see “Description of the Securities—Global Securities” in the accompanying prospectus.

         Certificated Notes. Certificated notes are represented by physical certificates. Certificated bearer notes are transferred by physical delivery of the certificate. Certificated registered notes are transferred by presenting them at the corporate trust offices of the fiscal agent, or at the office of the Luxembourg transfer agent or another transfer agent, according to the procedures specified in the fiscal agency agreement.

         Registered Notes. Registered notes are payable to the order of and registered in the name of a particular person or entity. In the case of book-entry registered notes, the global security is registered in the name of a nominee or a common depositary of the applicable clearing system, and this nominee or common depositary is considered the sole legal owner or holder of the notes for purposes of the fiscal agency agreement. Beneficial interests in a registered note and transfers of those interests are recorded by the fiscal agent, acting as registrar, based on information provided to it by the transfer agents.

         Bearer Notes. Bearer notes are payable to the holder and no registry of owners and transfers is kept. Bearer notes may be issued with or without coupons attached. Interest and principal on bearer notes is paid to the person or entity presenting the note or coupon for payment. In the case of book-entry bearer notes, a global bearer security is held by a common depositary for one or more clearing systems, which maintain book-entry records of the ownership and transfer of your beneficial interests. Unless the pricing supplement states otherwise, all bearer notes will initially be represented by a book-entry temporary global bearer security, without coupons, held by a common depositary for one or more clearing systems. After a period of 40 days from the later of the beginning of the offering or the issue date of the notes, the temporary global bearer security will be exchangeable for either (a) a book-entry permanent global bearer security or (b) certificated bearer notes. This exchange will take place only after (x) the applicable clearing systems receive from the owners of beneficial interests in the temporary global bearer security certifications that they are not U.S. persons and (y) the fiscal agent receives from the clearing systems a certification that the owners of beneficial interests in the temporary global bearer security are not U.S. persons. The holder of a beneficial interest in a temporary global bearer security may not collect any payment of interest until after it is exchanged for a permanent global bearer security or for certificated bearer notes.

         Except under the limited circumstances discussed above and in the prospectus under the heading “Description of the Securities—Debt Securities—Certificated Securities,” notes of one form will not be exchangeable for notes of another form.

         Mexico will generally issue notes initially intended to be sold wholly or partly in the United States as book-entry notes in registered form. Bearer notes will not be sold in the United States or to U.S. persons.

Paying Agents, Transfer Agents, Exchange Rate Agent and Calculation Agent

         Until the notes are paid, except in the case of bearer notes, Mexico will maintain a paying agent and transfer agent in The City of New York. Mexico has initially appointed Citibank, N.A. to serve as its paying agent and transfer agent. For bearer notes, Mexico will maintain a paying agent in a principal city in Europe. As long as any notes are listed on the Luxembourg Stock Exchange and the rules of the exchange require, Mexico will maintain a paying agent and transfer agent in Luxembourg. Mexico has initially appointed Kredietbank S.A. Luxembourgeoise to serve as its Luxembourg paying agent and transfer agent. You can contact the paying agents or the transfer agent at the addresses listed in the applicable pricing supplement.

         Mexico will appoint an exchange rate agent to determine the exchange rate for converting payments on notes denominated in a currency other than U.S. dollars into U.S. dollars, where applicable. Mexico has initially appointed Citibank, N.A. to serve as its exchange rate agent. In addition, as long as any floating rate notes are outstanding, Mexico will maintain a calculation agent for calculating the interest rate and interest payments on the notes. Mexico has initially appointed Citibank, N.A. to serve as its calculation agent.

Payment of Principal and Interest

         General

         Interest on registered notes will be paid (a) to the persons in whose names the notes are registered at the close of business on the record date or (b) if interest is being paid at maturity, redemption or repayment, to the person to whom principal is payable. The record date for registered notes is the date 15 calendar days before the applicable interest payment date, whether or not a Business Day. If notes are issued between a record date and an interest payment date, Mexico will pay the interest that accrues during this period on the next following interest payment date to the persons in whose names the notes are registered on the record date for that following interest payment date. Interest on bearer notes will be paid to the bearer.

         Book-Entry Notes

         Mexico will, through its paying agent, make payments of principal, premium, if any, and interest on book-entry notes by wire transfer to the clearing system or the clearing system’s nominee or common depositary, as the registered owner or bearer of the notes, which will receive the funds for distribution to the holders. Mexico expects that the holders will be paid in accordance with the procedures of the clearing system and its participants. Neither Mexico nor the paying agent will have any responsibility or liability for any of the records of, or payments made by, the clearing system or the clearing system’s nominee or common depositary. For more information, see “Description of the Securities—Global Securities” in the accompanying prospectus.

         Registered Certificated Notes

         If Mexico issues registered certificated notes, it will make payments of principal, premium, if any, and interest to you, as a holder, by wire transfer if:

•	you own at least $10,000,000 aggregate principal amount or its equivalent of notes; and

•	not less than 15 calendar days before the payment date, you notify the paying agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions;

OR

•	Mexico is making the payments at maturity or earlier redemption or repayment; and

•	you surrender the notes at the office of the principal paying agent or at the office of any other paying agent that Mexico appoints pursuant to the fiscal agency agreement.

         If Mexico does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the fiscal agent on the applicable record date.

         Bearer Notes

         Mexico will make payments on bearer notes only at the offices of the Luxembourg paying agent and any other paying agent outside the United States appointed by Mexico. If an amount is to be paid in U.S. dollars, but because of exchange controls or similar restrictions the payment of this amount in U.S. dollars outside of the United States becomes illegal or is effectively precluded, Mexico will appoint a paying agent in the United States to make these payments.

         In order to receive payment on certificated bearer notes, you must present and surrender your coupon, if any, or notes at the office of a paying agent for the notes.

         Payment Currency

         Notes Denominated in a Currency Other than U.S. Dollars

         DTC Book-Entry Notes. Beneficial owners, other than those holding through Euroclear and Clearstream, Luxembourg, of book-entry notes denominated in a currency other than U.S. dollars that are registered in the name of DTC or its nominee will receive all payments in U.S. dollars. However, as a beneficial owner of book-entry notes denominated in a currency other than U.S. dollars and registered in the name of a nominee of DTC, you may elect to receive all payments in the specified currency by delivering a written notice to the DTC direct participant through which you hold your interest not later than the record date, in the case of an interest payment date, or at least 15 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. Euroclear and Clearstream, Luxembourg will automatically make this election for their participants. You must provide wire transfer instructions to an account denominated in the specified currency. The direct participant must then notify DTC of this election and DTC will notify the paying agent. In order for your election to take effect, the paying agent must receive this notice from DTC not later than five New York business days after the record date, in the case of an interest payment date, or at least 10 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. This election will remain in effect until you revoke it by delivering a written notice to the DTC direct participant through which you hold your interest not later than 15 calendar days before the applicable payment date. If the specified currency becomes unavailable for making payments, you cannot make this election and any election that you have already made will be revoked. In this case, you will receive payment in U.S. dollars until the specified currency is again available.

         The exchange rate agent will exchange an applicable specified currency payment, other than amounts that beneficial owners have elected to receive in the specified currency, for U.S. dollars using the following exchange rate: the exchange rate agent’s bid quotation for the specified currency at approximately 11:00 a.m., New York City time, on the second Business Day preceding the payment date for the purchase of U.S. dollars with the specified currency for settlement on the payment date in an amount equal to the aggregate amount of specified currency payable to all holders receiving U.S. dollar payments on the payment date. The exchange rate agent will then pay this U.S. dollar amount to DTC or its nominee, as the registered holder of the notes. If the exchange rate agent’s bid quotation is not available, then Mexico will make the payment in the specified currency outside of DTC.

         If you do not elect to receive the specified currency, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by Mexico, will be binding unless they are clearly wrong.

         Other Registered Notes. Book-entry notes denominated in a currency other than U.S. dollars and registered in the name of a depositary located outside the United States and certificated registered notes denominated in a currency other than U.S. dollars are generally payable only in the specified currency. Holders of these notes will not have the option to elect payment in U.S. dollars.

         Bearer Notes. Bearer notes, both book entry and certificated, that are denominated in a currency other than U.S. dollars are generally payable only in the specified currency. Holders of these notes will not have the option to elect payment in U.S. dollars.

         Unavailability of Payment Currency

         If the notes are payable in a specified currency other than U.S. dollars, and the specified currency is not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in U.S. dollars until the specified currency is again available. If notes denominated in a currency other than U.S. dollars are payable in U.S. dollars, and U.S. dollars are not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in the specified currency until U.S. dollars are again available. The exchange rate agent will determine the appropriate exchange rate to be used for converting these payments as follows:

1.	On the second Business Day before a payment, at approximately 11:00 a.m. New York City time, the exchange rate agent will refer to the bank composite or multi-contributor pages of the Reuters Monitor Foreign Exchange Service or, if this is not available, the Moneyline Telerate Monitor Foreign Exchange Service or, if neither is available, a similar display that Mexico approves.

2.	The exchange rate agent will select the firm bid quotation for the specified currency by one of at least three banks, one of which may be the exchange rate agent, which will yield the greatest number of U.S. dollars or specified currency, as applicable, upon conversion from U.S. dollars or the specified currency, as applicable.

3.	If fewer than three bids are available, the exchange rate agent will use the noon buying rate for cable transfers in the relevant currency in The City of New York, as certified for customs purposes by the Federal Reserve Bank of New York on the second Business Day before a payment or, if this rate is not available on that date, on the most recent date available.

Payments made under these circumstances will not be an event of default under the notes and you will be responsible for all currency exchange costs.

         If notes denominated in a specified currency are redenominated, then Mexico will be obligated to pay you the equivalent amounts in the new currency. See “European Monetary Union—Redenomination of Notes into Euro.”

Interest Rate

         General

         The interest rate on the notes will not be higher than the maximum rate permitted by New York law, currently 25% per year on a simple interest basis. This limit may not apply to notes in which $2,500,000 or more has been invested. Interest payments on the notes will generally include interest accrued from and including the issue date or the last interest payment date to but excluding the following interest payment date or the date of maturity, redemption or repayment. Each of these periods is called an interest period.

         Fixed Rate Notes

         Fixed rate notes will bear interest at the rate specified in the applicable pricing supplement until Mexico pays the principal amount of the notes. Mexico will generally pay interest on fixed rate notes after it has accrued in equal semi-annual or annual payments on the interest payment dates specified in the applicable pricing supplement and at maturity, redemption or repayment.

         Mexico will generally compute the accrued interest payable on fixed rate notes for any interest period on the basis of a 360-day year consisting of twelve 30-day months. In the case of euro-denominated fixed rate notes, however, Mexico will compute the accrued interest payable on the notes on the basis of the actual number of days in the interest period divided by 365, or, if any portion of the interest period falls in a leap year, the sum of (a) the actual number of days falling in the leap year divided by 366 and (b) the actual number of days falling in the non-leap year divided by 365.

         If any payment date for a fixed rate note falls on a day that is not a Business Day, Mexico will make the payment on the next Business Day. In addition, if any payment on a fixed rate note is due on a date that is not a business day in the relevant place of payment, Mexico will make the payment on the next business day in that place of payment. Mexico will treat these payments as if they were made on the due date, and no additional interest will accrue as a result of this delay.

         Floating Rate Notes

         Each floating rate note will have an interest rate formula. This formula is generally composed of:

•	a base interest rate with a specified maturity called the index maturity, e.g., three months, six months, etc.

•	plus or minus a spread measured in basis points with one basis point equal to 1/100 of a percentage point or

•	multiplied by a spread multiplier measured as a percentage.

         The applicable pricing supplement will specify the base rate, the index maturity and the spread or spread multiplier. The pricing supplement may also specify a maximum (ceiling) or minimum (floor) interest rate limitation. The calculation agent will use the interest rate formula, taking into account any maximum or minimum interest rate, to determine the interest rate in effect for each interest period. All determinations made by the calculation agent will be binding unless they are clearly wrong.

         Mexico may issue floating rate notes with the following base rates:

•	CD Rate;

•	Commercial Paper Rate;

•	EURIBOR;

•	LIBOR;

•	Federal Funds Rate;

•	Treasury Rate; or

•	any other rate.

         The applicable pricing supplement will also specify the following with respect to each floating rate note:

•	the dates as of which the calculation agent will determine the interest rate for each interest period, referred to as the interest determination date;

•	the frequency with which the interest rate will be reset, i.e., daily, weekly, monthly, quarterly, semiannually or annually;

•	the dates on which the interest rate will be reset, referred to as the interest reset date, i.e., the first day of each new interest period, using the interest rate that the calculation agent determined on the interest determination date for that interest period;

•	the interest payment dates; and

•	if already determined, the initial interest rate in effect from and including the issue date to but excluding the first interest reset date.

         The calculation agent will calculate the accrued interest payable on floating rate notes for any interest period by multiplying the principal amount of the note by an accrued interest factor, which will equal the interest rate for the interest period times a fraction, the numerator of which is the number of days in the period and the denominator of which is 360 or, in the case of Treasury Rate notes, the actual number of days in the year, either 365 or 366. If the interest rate varies during the period, the accrued interest factor will equal the sum of the interest factors for each day in the interest period. The calculation agent will compute the interest factors for each day by dividing the interest rate applicable to that day by 360, or, in the case of Treasury Rate notes, by the actual number of days in the year, either 365 or 366.

         The calculation agent will round all percentages resulting from any interest rate calculation to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward. For example, the calculation agent will round 9.876545%, or .09876545, to 9.87655% or .0987655. The calculation agent will also round all specified currency amounts used in or resulting from any interest rate calculation to the nearest one-hundredth of a unit, with .005 of a unit being rounded upward.

         If you are the holder of a floating rate note, you may ask the calculation agent to provide you with the current interest rate and, if it has been determined, the interest rate that will be in effect on the next interest reset date. The calculation agent will also notify Mexico, each paying agent, the registered holders, if any, and, if the notes are listed on the Luxembourg Stock Exchange, the exchange of the following information for each interest period (except for the initial interest period if this information is specified in the applicable pricing supplement):

•	the interest rate in effect for the interest period;

•	the number of days in the interest period;

•	the next interest payment date; and

•	the amount of interest that Mexico will pay for a specified principal amount of notes on that interest payment date.

         The calculation agent will generally provide this information by the first Business Day of each interest period, unless the terms of a particular series of notes provide that the calculation agent will calculate the applicable interest rate on a Calculation Date after that date, in which case the calculation agent will provide this information by the first Business Day following the applicable Calculation Date.

         If any interest payment date, other than one that falls on the maturity date or on a date for earlier redemption or repayment, or interest reset date for a floating rate note would fall on a day that is not a Business Day, the interest payment date or interest reset date will instead be the next Business Day, unless the notes are LIBOR or EURIBOR notes and that Business Day falls in the next month, in which case the interest payment date or the interest reset date will be the preceding Business Day. If any payment on a floating rate note is due on the maturity date or upon earlier redemption or repayment and that date is not a Business Day, the payment will be made on the next Business Day. In addition, if any payment on a floating rate note is due on a date that is not a business day in the relevant place of payment, Mexico will make the payment on the next business day in that place of payment and no additional interest will accrue as a result of this delay. Mexico will treat these payments as if they were made on the due date.

         The following table lists the most common base rates that Mexico may use, the primary source of these base rates and the interest determination date for notes having these base rates. The definition of each base rate in the Glossary provides further details as to how the calculation agent will determine the base rate and describes alternate sources for each base rate should its primary source be unavailable. Except for EURIBOR, which applies to notes denominated in euro, the sources listed in the following table apply only to notes denominated in U.S. dollars. Mexico may provide different base rate sources in the applicable pricing supplement.

Base Rate	Primary Source of Base Rate	Interest Determination Date

CD Rate	H.15(519) under the heading “CDs (secondary market)”	Second Business Day before the interest reset date

Commercial Paper Rate	H.15(519) under the heading “Commercial paper—Nonfinancial”	Second Business Day before the interest reset date

EURIBOR	Page 248 on Moneyline Telerate	Second Business Day before the interest reset date

Federal Funds Rate	Page 120 on Moneyline Telerate under the heading “FED FUNDS EFFECTIVE”	Second Business Day before the interest reset date

LIBOR	Page 3750 on Moneyline Telerate or Reuters Screen LIBO Page	Second London Banking Day before the interest reset date

Treasury Rate	Page 56, in the case of notes having an index maturity of three months, or page 57, in the case of notes having an index maturity of six months, on Moneyline Telerate under the heading “INVESTMENT RATE”	The day of the week in which the interest reset date falls that the federal government auctions Treasury bills having the same index maturity as the notes. This is generally Monday, but may be either the following Tuesday or the preceding Friday if Monday is a legal holiday. If there is no auction during the week or on the preceding Friday, the interest determination date will be Monday.

Indexed Notes

         Mexico may offer indexed notes according to which the principal or interest is determined by reference to an index relating to:

•	the rate of exchange between the specified currency of the note and one or more other currencies or composite currencies, called the indexed currencies;

•	the price of one or more commodities, called the indexed commodities, on specified dates;

•	the level of one or more stock indexes, which may be based on U.S., Mexican or other foreign stocks, on specified dates; or

•	any other objective price or measure described in the applicable pricing supplement.

         The pricing supplement will describe how interest and principal payments on indexed notes will be determined. It will also include historical and other information about the index or indexes and information about the U.S. and Mexican tax consequences to the holders of indexed notes.

         Amounts payable on an indexed note will be based on the face amount of the note. The pricing supplement will describe whether the principal amount that Mexico will pay you on redemption or repayment before maturity would be the face amount, the principal amount at that date or another amount.

         If a third party is responsible for calculating or announcing an index for certain indexed notes and that third party stops calculating or announcing the index, or changes the way that the index is calculated in a way not permitted in the pricing supplement, then the index will be calculated by the independent determination agent named in the pricing supplement. If no independent agent is named, then Mexico will calculate the index. If the determination agent or Mexico cannot calculate the index in the same way and under the same conditions as the original third party, then the principal or interest on the notes will be determined as described in the pricing supplement. All calculations that the independent determination agent or Mexico makes will be binding unless they are clearly wrong.

         An investment in indexed notes may entail significant risks. See “Risk Factors—Indexed Notes.”

European Economic and Monetary Union

         On January 1, 1999, the European Community introduced the single European currency known as the euro in the 11 participating member states of the European Economic and Monetary Union. A participating member state is a member state of the European Community that has adopted the euro as its legal currency according to the Treaty of Rome of March 25, 1957, as amended by the Single European Act of 1986 and the Treaty on European Union, signed in Maastricht on February 1, 1992. During a transition period from January 1, 1999 to December 31, 2001, the former national currencies of those 11 participating member states continued to be legal tender in their country of issue, at rates irrevocably fixed on December 3, 1998.

         The European Community completed the final stage of its economic and monetary union on January 1, 2002, when euro notes and coins became available and participating member states withdrew their national currencies. It is not possible to predict how European economic and monetary union may affect the value of the notes or the rights of holders. You are responsible for informing yourself about the effects of European economic and monetary union on your investment.

         If so specified in the applicable pricing supplement, Mexico may at its option, and without the consent of the holders of the notes or any coupons or the need to amend the notes or the fiscal agency agreement, redenominate the notes issued in the currency of a country that subsequently participates in the European Economic and Monetary Union in a manner with similar effect to the final stage of such union, into euro. The provisions relating to any such redenomination will be contained in the applicable pricing supplement.

Redemption, Repurchase and Early Repayment

         Redemption

         The pricing supplement for the issuance of each series of notes will indicate either that:

•	the notes cannot be redeemed at Mexico’s option prior to their maturity date; or

•	the notes will be redeemable at Mexico’s option on or after a specified date at a specified redemption price. The redemption price may be par or may decline from a specified premium to par at a later date, together, in each case, with accrued interest to the date of redemption.

         Mexico may redeem any of the notes that are redeemable either in whole or in part, on not less than 30 nor more than 60 days irrevocable notice to the fiscal agent. If Mexico redeems less than all the notes of a particular series, the fiscal agent will select the notes to be redeemed by a method that it deems fair and appropriate.

         Repurchase

         Mexico may repurchase notes at any time and price in the open market or otherwise. Notes repurchased by Mexico may, at Mexico’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the fiscal agent for cancellation.

         Early Repayment

         The pricing supplement relating to a series of notes will also indicate whether you will have the option to elect repayment by Mexico before the maturity date of the notes. If you have this option, the pricing supplement will specify the price at which and the date or dates on which you may elect repayment.

         In order to receive repayment on the notes, you must provide to the paying agent, at least 30 but not more than 45 days before the repayment date, appropriate wire transfer instructions and either:

•	in the case of certificated notes, the notes together with the form entitled “Option to Elect Repayment” on the reverse side of the notes duly completed by you; or

•	in the case of book-entry notes, a copy of the pricing supplement together with the form entitled “Option to Elect Repayment” contained in the pricing supplement duly completed by you; or

•	in the case of either certificated or book-entry notes, a telegram, telex, facsimile or letter from a member of a national securities exchange, the National Association of Securities Dealers, Inc., the depositary or a commercial bank or trust company in the United States describing the particulars of the repayment and including a guaranty that the notes or the pricing supplement and the completed form entitled “Option to Elect Repayment” will be received by the paying agent no later than five business days after the date of the telegram, telex, facsimile or letter. The paying agent must also receive the notes or the pricing supplement and the completed forms by the fifth business day.

         The guaranty from the member of a national securities exchange, the National Association of Securities Dealers, Inc., the depositary or a commercial bank or trust company in the United States must include the following information:

•	the name of the holder of the note;

•	a statement that the option to elect repayment is being exercised;

•	the principal amount of the note that the holder elects to have repaid; and

•	the certificate number, in the case of certificated notes, or CUSIP number, ISIN or common code assigned to the note or a description of the terms of the note, in the case of book-entry notes.

         Unless the applicable pricing supplement states otherwise, you may exercise the repayment option for less than the entire principal amount of a note, provided the remaining principal amount outstanding is an authorized denomination.

         For notes represented by a global security, the depositary or its nominee will be the only party that can exercise a right of repayment. Thus, if you beneficially own interests in a global security and you want to elect repayment, you must instruct the direct or indirect participant through which you hold your interests to notify the depositary of your election. You should consult your direct or indirect participant to discuss the appropriate cut-off times and other requirements for making a prepayment election.

         Discount Notes

         If the pricing supplement states that a note is a discount note, the amount payable in the event of redemption, repayment or other acceleration of the maturity date will be the amortized face amount of the note as of the date of redemption, repayment or acceleration, but in no event more than its principal amount. The amortized face amount is equal to (a) the issue price plus (b) that portion of the difference between the issue price and the principal amount that has accrued at the yield to maturity described in the pricing supplement (computed in accordance with generally accepted U.S. bond yield computation principles) by the redemption, repayment or acceleration date.

         Sinking Fund

         Unless otherwise specified in the applicable pricing supplement, the notes will not be subject to any sinking fund.

Additional Amounts

         Mexico will make all payments of principal, premium, if any, and interest on the notes without withholding or deducting any Mexican taxes. If Mexican law requires Mexico to withhold or deduct taxes, Mexico will pay you the additional amounts necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

         Mexico will not, however, pay you any such additional amounts if you are liable for Mexican taxes due to one of the following reasons:

•	you have some connection with Mexico other than merely owning the notes or receiving principal and interest payments on the notes;

•	in the case of registered notes, you have failed to comply with any reasonable certification, identification or other reporting or registration requirement concerning your nationality, residence, identity or connection with Mexico, and Mexican law or an international treaty requires your compliance with these reporting requirements as a precondition to exemption from or reduction in the rate of Mexican withholding taxes or deductions; or

•	you fail to present your notes for payment within 30 days after Mexico makes principal, premium, if any, or interest available for payment to you.

Further Issues

         Mexico may from time to time, without the consent of existing holders, create and issue notes having the same terms and conditions as any other outstanding notes offered pursuant to a pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Notices

         Registered Notes

         Mexico will mail any notices to the holders of registered notes at the address appearing in the security register maintained by the fiscal agent. As long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange require, Mexico will also publish notices in a leading newspaper with general circulation in Luxembourg. Mexico expects that it will initially make this publication in the Luxemburger Wort. If publication in a leading newspaper in Luxembourg is not practicable, notices will be validly given if made in accordance with the rules of the Luxembourg Stock Exchange. Mexico will consider a notice to be given on the date of its publication or four calendar days after it is mailed, whichever is later.

         Bearer Notes

         Mexico will publish notices to holders of bearer notes in a daily newspaper with general circulation in London and, as long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange require, in a leading newspaper with general circulation in Luxembourg. Mexico expects that it will initially make this publication in the Financial Times in London and the Luxemburger Wort in Luxembourg. If publication in a daily newspaper in London is not practicable, Mexico will publish notices in another leading daily English language newspaper with general circulation in Europe. If publication in a leading newspaper in Luxembourg is not practicable, notices will be validly given if made in accordance with the rules of the Luxembourg Stock Exchange. If more than one publication is made, Mexico will consider the applicable notice to be given on the date it is first published in both newspapers listed above. If you are a coupon holder, Mexico will consider you to have received any notice that Mexico correctly published for the holders of the notes.

TAXATION

         The following is a discussion of certain Mexican federal tax and U.S. federal income and estate tax considerations that may be relevant to you if you invest in the notes. This discussion is based on federal laws, rules and regulations now in effect in Mexico and on laws, regulations, rulings and decisions now in effect in the United States and, in both cases, may change. Any change could apply retroactively and could affect the continued validity of this discussion.

         This discussion does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the notes, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

United States Federal Taxation

         The following is a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in notes and are a U.S. holder. You will be a U.S. holder if you are the beneficial owner of a registered note and you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the notes. This discussion deals only with U.S. holders that hold notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold notes as a hedge against currency risk or interest rate risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar.

         This discussion is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this discussion.

         You should consult your tax adviser about the tax consequences of holding notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

         Payments or Accruals of Interest

         Payments or accruals of “qualified stated interest” (as defined below) on a note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a note in a currency other than U.S. dollars, the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on:

•	the average exchange rate in effect during the interest accrual period; or

•	the average exchange rate for the partial period within the taxable year, in the case of an interest accrual period that spans two taxable years.

Alternatively, if you are an accrual-basis U.S. holder, you may elect to translate all interest income on notes denominated in a currency other than U.S. dollars:

•	at the spot rate on the last day of the accrual period;

•	at the spot rate on the last day of the taxable year, in the case of an accrual period that spans more than one taxable year; or

•	at the spot rate on the date that you receive the interest payment if that date is within five business days of the end of the accrual period.

If you make an election to translate based on spot rates, you must apply it consistently to all debt instruments from year to year and cannot change it without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the note.

         Purchase, Sale and Retirement of Notes

         Initially, your tax basis in a note generally will equal the cost of the note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the note. The rules for determining these amounts are discussed below.

         If you purchase a note that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency note is traded on an established securities market and you are a cash-basis taxpayer or an accrual-basis taxpayer that makes a special election, you will determine the U.S. dollar value of the cost of the note by translating the amount of the foreign currency that you paid for the note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a note in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a note, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

         When you sell or exchange a note, or if a note that you hold is retired, you generally will recognize gain or loss equal to the difference between (a) the amount you realize on the transaction less any accrued qualified stated interest, which will be subject to tax in the manner described above under “—Payments or Accruals of Interest,” and (b) your tax basis in the note, increased to reflect accrued original issue discount as defined below under “—Original Issue Discount.” If you sell or exchange a note for a foreign currency, or receive foreign currency on the retirement of a note, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency note is disposed of or retired. If you dispose of a foreign currency note that is traded on an established securities market and you are a cash-basis U.S. holder or an accrual-basis holder that makes a special election, you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

         If you are an accrual-basis taxpayer and make the special election discussed in the preceding two paragraphs above in respect of the purchase and sale of foreign currency notes traded on an established securities market, you must apply this method consistently to all debt instruments traded on an established securities market from year to year and cannot change your election without the consent of the Internal Revenue Service.

         Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a note generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder is subject to a more favorable tax rate than ordinary income or net short-term capital gain. The ability of U.S. holders to offset capital losses against ordinary income is limited.

         Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the note.

         Original Issue Discount

         A note that has a stated redemption price at maturity (as defined below) that exceeds its issue price (as defined below) by at least 0.25% of its stated redemption price at maturity multiplied by the number of full years from the issue date to the maturity date of the note is an “Original Issue Discount Note.” Mexico will inform you in the applicable pricing supplement whether a specific note constitutes an Original

Issue Discount Note. For Original Issue Discount Notes, the difference between the issue price and the stated redemption price at maturity of the notes will be the “original issue discount.” The “issue price” of notes will be the first price at which a substantial amount of the notes are sold to the public, i.e., excluding sales of notes to underwriters, placement agents, wholesalers, or similar persons. The “stated redemption price at maturity” will include all payments under the notes other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by Mexico) at least annually during the entire term of a note at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

         If you invest in an Original Issue Discount Note, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

         In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that note for all days during the taxable year that you own the note. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the note, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by:

1.	multiplying the “adjusted issue price” (as defined below) of the note at the beginning of the accrual period by the “annual yield to maturity” (as defined below) of the note; and

2.	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

         In the case of an Original Issue Discount Note that is a floating rate note, both the annual yield to maturity and the qualified stated interest will be determined for these purposes as though the note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the note on its date of issue or, in the case of some floating rate notes, the rate that reflects the yield that is reasonably expected for the note. Additional rules may apply if interest on a floating rate note is based on more than one interest index.

         The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of (a) its original issue price, including any amounts representing pre-issuance accrued interest, and (b) the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the note in all prior accrual periods. All payments on an Original Issue Discount Note, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal.

         The “annual yield to maturity” of a note is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the note to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

         You generally may make an irrevocable election to include in income your entire return on a note, i.e., the excess of all remaining payments to be received on the note, including payments of qualified stated interest, over the amount you paid for the note, under the constant yield method described above. If you purchase notes at a premium or market discount and if you make this election, you will also be deemed to have made the election to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold. See “—Premium” and “—Market Discount” below.

         In the case of an Original Issue Discount Note that is also a foreign currency note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (a) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above and (b) translating that foreign currency amount at the average exchange rate according to methods applicable to accrual method taxpayers described above under “—Payments or Accruals of Interest.” Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a foreign currency note, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note, you will recognize ordinary income or loss measured by the difference between (a) the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be, and (b) the amount accrued, using the exchange rate applicable to the previous accrual.

         If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its remaining redemption amount, i.e., the total of all future payments to be made on the note other than payments of qualified stated interest, or if you purchase an Original Issue Discount Note in the initial offering at a price other than the note’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

         Floating rate notes generally will be treated as “variable debt instruments” under the OID Regulations. Accordingly, the stated interest on a floating rate note generally will be treated as “qualified stated interest” and such a note will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a floating rate note does not qualify as a “variable debt instrument,” the note will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. Mexico will provide a detailed description of the tax considerations relevant to U.S. holders of any such notes in the pricing supplement.

         Certain Original Issue Discount Notes may be redeemed prior to maturity, either at the option of Mexico or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the pricing supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the notes.

         Short-Term Notes

         The rules described above will also generally apply to short-term notes, i.e., notes with maturities of one year or less, but with some modifications.

         First, the original issue discount rules treat none of the interest on a short-term note as qualified stated interest, but treat a short-term note as having original issue discount. Thus, all short-term notes will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis holder of a short-term note and you do not identify the short-term note as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the note as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the note during the period you held the note. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term note until the maturity date of the note or its earlier disposition in a taxable transaction. However, if you are a cash-basis U.S. holder of a short-term note, you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term note in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

         Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term note you may elect to accrue any “acquisition discount” with respect to the note on a current basis. Acquisition discount is the excess of the remaining redemption amount of the note at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

         Finally, the market discount rules described below will not apply to short-term notes.

         Premium

         If you purchase a note at a cost greater than the note’s remaining redemption amount, you will be considered to have purchased the note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the note. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the note by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency note, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency note based on the difference between (a) the exchange rate computed on the date or dates the premium is amortized against interest payments on the note and (b) the exchange rate on the date the holder acquired the note. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the note. Therefore, if you do not elect to amortize premium and you hold the note to maturity, you generally will be required to treat the premium as capital loss when the note matures.

         Market Discount

         If you purchase a note at a price that is lower than the note’s remaining redemption amount, or in the case of an Original Issue Discount Note, the note’s adjusted issue price, by 0.25% or more of the remaining redemption amount or adjusted issue price, multiplied by the number of remaining whole years to maturity, the note will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the note. In general, market discount will be treated as accruing ratably over the term of the note, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the note.

         You may elect to include market discount in gross income currently as it accrues, on either a ratable or constant yield basis, in lieu of treating a portion of any gain realized on a sale of the note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period or portion of the accrual period within the holder’s taxable year.

         Indexed Notes and Other Notes Providing for Contingent Payments

         Special rules govern the tax treatment of debt obligations that provide for contingent payments. These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation and may require adjustments to these accruals when any contingent payments are made. The applicable pricing supplement will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations.

         Information Reporting and Backup Withholding

         The paying agent must file information returns with the U.S. Internal Revenue Service in connection with note payments made to certain U.S. persons. If you are a U.S. person, you generally will not be subject to backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a U.S. person, you may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding tax requirements.

Mexican Taxation

         The following is a discussion of certain Mexican federal tax considerations that may be relevant to holders of notes that are not residents of Mexico for tax purposes and do not hold the notes through a permanent establishment or fixed base in Mexico. This discussion is not intended to constitute a complete analysis of the tax consequences under Mexican federal law of the purchase, ownership or disposition of the notes by non-residents of Mexico nor to include any of the tax consequences that may be applicable to residents of Mexico.

         Under Mexico’s Income Tax Law, payments of principal and interest on the notes that Mexico makes to you will be exempt from any Mexican withholding tax if you are a foreign holder, i.e.:

•	you are not a resident of Mexico for tax purposes; and
•	you hold the notes directly and not through a permanent establishment or a fixed base in Mexico to which such principal or interest payments are attributable.

         You will not be subject to capital gains taxes in Mexico on the sale or transfer of the notes if you are a foreign holder and the sale or transfer is made to another foreign holder.

         There are no Mexican stamp, registration or similar taxes payable by a foreign holder in connection with the purchase, ownership or disposition of the notes. A foreign holder will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the notes.

         Mexico has negotiated treaties to avoid double taxation with several countries. Certain of these treaties are currently in effect and others have been signed but have yet to enter into force. Mexico does not expect that these treaties will have an effect on the tax treatment of payments of principal, premium, if any, or interest on the notes to, or sales or transfers of the notes by, foreign holders of the notes.

PLAN OF DISTRIBUTION

Distribution

         Mexico may offer the notes on a continuous basis through agents that have agreed to use their reasonable best efforts to solicit orders. The terms and conditions contained in the amended and restated selling agency agreement, dated December 28, 2001, will govern these selling efforts. The agents who have entered into this agreement with Mexico are listed on page S-4.

         Mexico will pay the agents a commission that will be negotiated at the time of sale. Generally, the commission will take the form of a discount and will be based on the maturity of the notes offered.

         In addition to the agents listed on page S-4, Mexico may sell notes through other agents who execute the selling agency agreement. Mexico may also sell notes directly in those jurisdictions where it is authorized to do so. If Mexico sells notes directly to investors, no commission or discount will be paid. The pricing supplement for each series of notes will specify the agents and their commission.

         Mexico has the right to accept orders or reject proposed purchases in whole or in part. The agents also have the right, using their reasonable discretion, to reject any proposed purchase of notes in whole or in part.

         Mexico may also sell notes to agents as principal, i.e., for their own accounts. These notes may be resold in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices. The pricing supplement relating to these notes will specify the purchase price paid by the agents and, if the notes are to be resold at a fixed public offering price, the initial public offering price and the underwriting discounts and commissions. The agents, acting as principals, will generally not have to purchase the notes unless certain conditions precedent are met. These notes may be sold to other dealers. The agents and dealers may allow concessions, which will be described in the pricing supplement. After the initial public offering of the notes, the public offering price, the concession and the discount may be changed.

         The notes will generally not have an established trading market when issued. The agents may make a market in the notes, but are not obligated to do so and may discontinue any market-making at any time without notice. Mexico cannot assure you that a secondary market will be established for any series of notes, or that any of them will be sold.

         In order to facilitate the offering of the notes, the agents may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the agents may:

•	over-allot in connection with the offering, i.e., offer and apportion more of the notes than the agents have, creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the agents repurchase previously-distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The agents are not required to engage in these activities, but, if they do, they may discontinue them at any time.

         Mexico may agree to reimburse the agents for certain expenses incurred in connection with the offering of the notes. The agents and their affiliates may engage in transactions with and perform services for Mexico in the ordinary course of business.

         Mexico has agreed to indemnify the agents against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents, whether acting as agent or principal, and any dealer that offers the notes, may be deemed to be an “underwriter” within the meaning of the Securities Act.

         A form of pricing supplement is attached as Annex A to this prospectus supplement.

Selling Restrictions

         Other than in the United States, neither Mexico nor the agents has taken any action required to permit a public offering of any notes or distribution of this prospectus supplement and the attached prospectus in any jurisdiction where action for that purpose is required. Neither Mexico nor the agents may offer or sell the notes or distribute or publish this prospectus supplement, the accompanying prospectus or any advertisement or other offering material in any jurisdiction, except in compliance with any applicable laws and regulations. The agents have represented that all offers and sales by them will be made on the same terms. Each agent and Mexico will, to the best of its knowledge and at its own expense, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers notes or has in its possession or distributes this prospectus supplement, the attached prospectus, any applicable pricing supplement or any other offering material.

         Mexico and any agent may modify these selling restrictions following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular currency. The pricing supplement issued for each series of notes will set out any modification or addition.

         United States

         Mexico will generally not register the securities that it will offer and sell outside the United States under the Securities Act. Thus, subject to certain exceptions, Mexico cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Mexico offers or sells securities outside the United States, each agent or dealer will acknowledge that these securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

         In addition, each agent or dealer will represent and agree that:

•	it has not and will not offer or sell any of these non-SEC registered securities within the United States, except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

This paragraph uses terms defined in Regulation S under the Securities Act.

         Bearer notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. All bearer notes and coupons will include the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code, as amended.”

         United Kingdom

         Each agent has represented, warranted and agreed that: (i) in relation to any notes which must be redeemed before the first anniversary of the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by Mexico; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such notes in, from or otherwise involving the United Kingdom.

         Japan

         Each agent has represented and agreed that it has not and will not, without complying with applicable Japanese laws and regulations, offer or sell any notes: (a) in Japan or (b) to any Japanese person, i.e., a Japanese resident, corporation or other entity organized under the laws of Japan.

         Under the Foreign Exchange and Foreign Trade Control Law of Japan, the Minister of Finance of Japan must approve the issue of notes denominated in Japanese yen. Mexico has obtained this approval, subject to certain conditions, including post-reporting requirements. Each agent may therefore offer and sell yen-denominated notes in Japan. In connection with the issuance of these notes, Mexico must comply with applicable Japanese laws and regulations. Each agent is required to provide any necessary information, excluding the names of clients, on these notes to Mexico so that Mexico may make any required reports to the Minister of Finance and other Japanese authorities.

         Germany

         Each agent has represented and agreed, and each purchaser of notes will be required to agree, in connection with the initial placement of notes in Germany, that it will offer and sell notes only (a) for an aggregate purchase price per purchaser of at least
€40,000 or its equivalent in another currency and (b) in accordance with applicable German laws governing the issue, offering and sale of securities.

         France

         Each agent has represented and agreed that, in connection with its initial distribution of notes, it has not and will not (a) offer or sell any notes to the public in the Republic of France and (b) distribute to the public in the Republic of France this prospectus supplement and the accompanying prospectus or any other offering material relating to the notes or use these materials in connection with any offer for subscription of the notes to the public in France.

         Mexico will not submit this prospectus supplement, the accompanying prospectus or any other offering material relating to the notes to the French Commission des Operations de Bourse.

         Switzerland

         If Mexico issues any Swiss franc-denominated notes or any notes carrying a Swiss franc-related element, it will do so in compliance with the relevant regulations and guidelines of the Swiss National Bank. In particular, any such offering must be lead managed by or have as a dealer a Swiss bank or securities dealer or a Swiss branch of a foreign bank. Under current guidelines, this institution is required to provide offering information to the Swiss National Bank no later than the issue date for the notes.

         The Netherlands

         Each agent has represented and agreed that it has not and will not offer, sell, transfer or deliver in or from The Netherlands any of the notes other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other similar entities, including treasury departments and finance companies of large enterprises, which trade or invest in securities in the conduct of a profession or trade.

         Mexico

         Mexico may not publicly offer or sell the notes in Mexico. Mexico will register the securities with the National Registry of Securities of Mexico, which is maintained by the National Banking and Securities Commission. This registration does not certify that the securities are of investment quality or that the information contained in this prospectus or in any prospectus supplement is accurate or complete, nor does it attest to the creditworthiness of Mexico.

GLOSSARY

         “Business Day” means any day that is not a Saturday or Sunday and that meets the following requirements, as applicable:

•	DTC book-entry notes and certificated notes denominated in U.S. dollars: it is not a legal holiday or day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New York;

•	Notes denominated in a currency other than U.S. dollars or euro: it is (a) not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the principal financial center of the country issuing the applicable specified currency and (b) a day on which banking institutions in such financial center are carrying out transactions in the specified currency;

•	Euro-denominated notes: it is a day on which (a) the Trans-European Automated Real-Time Gross Settlement Express Transfer System is operating and (b) commercial banks are open for dealings in euro deposits in the London interbank market;

•	Indexed notes: it is not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the place or places specified in the applicable pricing supplement; and

•	LIBOR notes: it is a London Banking Day.

         “Calculation Date” means the earlier of (a) the fifteenth calendar day after the applicable interest determination date or, if this date is not a Business Day, the next Business Day and (b) the second Business Day before the relevant interest payment date or date of maturity, redemption or repayment.

         “CD Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the rate published in H.15(519) under the heading “CDs (secondary market)” for negotiable U.S. dollar certificates of deposit with the applicable index maturity;

•	if the rate described above is not published in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date, the CD Rate will be the rate published in H.15 Daily Update for the interest determination date under the heading “CDs (secondary market)” for negotiable U.S. dollar certificates of deposit with the applicable index maturity;

•	if neither of the rates described above is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York to provide quotations of their secondary market offered rates, as of approximately 10:00 a.m., New York City time, on the interest determination date, for negotiable certificates of deposit of major U.S. money center banks of the then highest credit standing in the market with a remaining maturity closest to the applicable index maturity and in a denomination of $5,000,000; the CD Rate will be the arithmetic mean of these rates;

•	if fewer than three dealers provide quotations as described above, the CD Rate will be the CD Rate in effect on the interest determination date.

         “Commercial Paper Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the money market yield (calculated as described below) of the annual rate (quoted on a bank discount basis) published in H.15(519) under the heading “Commercial paper—Nonfinancial” for commercial paper with the applicable indexed maturity;

•	if the rate described above is not published in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date, the Commercial Paper Rate will be the rate published in H.15 Daily Update for the interest determination date under the heading “Commercial paper—Nonfinancial” for commercial paper with the applicable indexed maturity;

•	if neither of the rates described above is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading dealers of commercial paper in The City of New York to provide quotations of their offered annual rates, as of approximately 11:00 a.m., New York City time, on the interest determination date, for commercial paper with the applicable index maturity placed for an industrial company whose bond rating is “AA” or the equivalent from a nationally recognized rating agency; the Commercial Paper Rate will be the money market yield of the arithmetic mean of these rates;

•	if fewer than three dealers provide quotations as described above, the Commercial Paper Rate will be the Commercial Paper Rate in effect on the interest determination date.

The money market yield of the rate or average of rates set forth above will be a yield, expressed as a percentage, calculated in accordance with the following formula:

Money market yield =	D x 360 360 – (D x M)	x	100

where “D” refers to the applicable annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the interest period for which interest is being calculated.

         “EURIBOR” means the rate determined by the calculation agent on the applicable interest determination date as follows:

•	the offered rate for deposits in euro with the applicable index maturity beginning on the second Business Day after the interest determination date as it appears on page 248 of Moneyline Telerate (or a replacement or successor page on that service or a successor service for displaying offered rates for euro deposits in the Euro-zone interbank market) (“Moneyline Telerate Page 248”) at approximately 11:00 a.m. Brussels time on the interest determination date;

•	if the rate described above does not appear on Moneyline Telerate Page 248, EURIBOR will be the rate (or if more than one such rate appears, the arithmetic mean of the offered rates) for deposits in euro with the applicable index maturity beginning on the second Business Day after the interest determination date which appears on the “EURIBOR01” page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) at approximately 11:00 a.m., Brussels time, on the interest determination date;

•	if neither rate described above appears, the calculation agent will select, with Mexico’s approval, four major banks in the Euro-zone interbank market to provide, at approximately 11:00 a.m., Brussels time, on the interest determination date, quotations of their offered rates to prime banks in the Euro-zone interbank market for deposits in euro with the applicable index maturity in an amount of at least €1,000,000 and that is representative of a single transaction in the market for delivery on the interest reset date. If the calculation agent receives at least two of these quotations, then EURIBOR will be their arithmetic mean;

•	if fewer than two banks provide quotations as described above, the calculation agent will select, with Mexico’s approval, three major banks in the Euro-zone interbank market to provide, at approximately 11:00 a.m., Brussels time, on the interest determination date, quotations for their offered rates for loans in euro to leading European banks with the applicable index maturity and a principal amount of at least €1,000,000 and that is representative of a single transaction in the market for delivery on the interest reset date. If the calculation agent receives at least three of these quotations, EURIBOR will be the arithmetic mean of these rates;

•	if fewer than three banks provide quotations as described above, EURIBOR will be EURIBOR in effect on the interest determination date.

         “Euro-zone” means the region comprised of Member States of the European Union that adopt the euro in accordance with the Treaty of Rome, as amended by the Treaty on European Union.

         “Federal Funds Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the rate for overnight federal funds as it appears on page 120 of Moneyline Telerate (or a replacement or successor page on that service or a successor service for purpose of displaying rates for U.S. overnight federal funds) under the heading “FED FUNDS EFFECTIVE”;

•	if the rate described above does not appear by 3:00 p.m., New York City time, on the Calculation Date, then the Federal Funds Rate will be the rate as published in H.15 Daily Update for the interest determination date under the heading “Federal funds (effective)”;

•	if neither of the rates described above appears or is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading brokers of federal funds transactions in The City of New York to provide quotations of their rates, at approximately 9:00 a.m., New York City time, on the interest determination date, for the last transaction that they arranged of not less than $5,000,000 in overnight federal funds; the Federal Funds Rate will be the arithmetic mean of these rates;

•	if fewer than three brokers provide quotations as described above, the Federal Funds Rate will be the Federal Funds Rate in effect on the interest determination date.

         “H.15 Daily Update” means the “Statistical Release H.15 Daily Update, Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.bog.frb.fed.us/releases/H15/update/.

         “H.15(519)” means the “Statistical Release H.15(519), Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.bog.frb.fed.us/releases/H15/.

         “LIBOR” means either of the following rates determined by the calculation agent on the applicable interest determination date as follows:

•	if LIBOR Moneyline Telerate is specified in the applicable pricing supplement, the offered rate for deposits in U.S. dollars with the applicable index maturity beginning on the second London Banking Day after the interest determination date as it appears on page 3750 of Moneyline Telerate (or a replacement or successor page on that service or a successor service for purpose of displaying London interbank offered rates of major banks) (“Moneyline Telerate Page 3750”) at approximately 11:00 a.m., London time, on the interest determination date;

OR

•	if LIBOR Reuters is specified in the applicable pricing supplement, the arithmetic mean of the offered rates for deposits in U.S. dollars with the applicable index maturity beginning on the second London Banking Day after the interest determination date as those rates appear on the “LIBO” page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) (the “Reuters Screen LIBO Page”) at approximately 11:00 a.m., London time, on the interest determination date, but only if at least two offered rates appear on that page.

If the pricing supplement does not specify which of these two sources should be used in determining LIBOR, then the calculation agent will refer to the Moneyline Telerate Page 3750.

•	If the source specified in the pricing supplement is not available and the other source described above is available, the calculation agent will refer to the available source.

•	If no rate appears on Moneyline Telerate Page 3750 and fewer than two offered rates appear on the Reuters Screen LIBO Page on the interest determination date, the calculation agent will select, with Mexico’s approval, four major banks in the London interbank market to provide, at approximately 11:00 a.m., London time, on the interest determination date, quotations of their offered rates to prime banks in the London interbank market for deposits in U.S. dollars with the applicable index maturity in an amount of at least $1,000,000 and that is representative of a single transaction in the market for delivery on the second London Banking Day after the interest determination date. If the calculation agent receives at least two of these quotations, then LIBOR will be their arithmetic mean.

•	If fewer than two banks provide quotations as described above, the calculation agent will select, with Mexico’s approval, three major banks in The City of New York to provide, at approximately 11:00 a.m., New York City time, on the interest determination date, quotations for their offered rates for loans in U.S. dollars to leading European banks with the applicable index maturity and a principal amount of at least $1,000,000 and that is representative of a single transaction in the market for delivery on the second London Banking Day after the interest determination date. If the calculation agent receives at least three of these quotations, LIBOR will be the arithmetic mean of these rates;

•	If fewer than three banks provide quotations as described above, LIBOR will be LIBOR in effect on the interest determination date.

         “London Banking Day” means a day on which commercial banks are open for dealings in U.S. dollar deposits in the London interbank market.

         “Treasury Rate” means the rate for direct obligations of the United States, i.e., Treasury bills, having the applicable index maturity determined by the calculation agent for the auction held on the applicable interest determination date as follows:

•	the treasury rate as it appears on page 56, in the case of notes having a three-month index maturity, or page 57, on the case of notes having six-month index maturity, of Moneyline Telerate (or replacement or successor pages on that service or a successor service for the purpose of displaying the rate for U.S. Treasury bills) under the heading “INVESTMENT RATE”;

•	if the rate described immediately above does not appear by 3:00 p.m., New York City time, on the Calculation Date, then the Treasury Rate will be the rate as published in H.15 Daily Update for the interest determination date under the heading “U.S. government securities—Treasury bills—Auction high”;

•	if neither of the rates described above appears or is published by 3:00 p.m., New York City time, on the Calculation Date, then the Treasury Rate will be the “Investment Rate,” expressed as a bond equivalent yield on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, as announced by the U.S. Department of the Treasury for the auction held on the interest determination date, currently available on the world wide web at: http://www.publicdebt.treas.gov/servlet/OFBills;

•	if the U.S. Department of the Treasury does not publish or report the rate described above by 3:00 p.m., New York City time, on the Calculation Date, or if no auction is held on the interest determination date, then the Treasury Rate will be the rate for the applicable interest determination date for the issue of Treasury bills with a remaining maturity closest to the applicable index maturity, expressed as a bond equivalent yield on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, as published in H.15(519), under the heading “U.S. government securities—Treasury bills—secondary market”;

•	if the rate described immediately above does not appear by 3:00 p.m., New York City time, on the Calculation Date, then the Treasury Rate will be the rate for the applicable interest determination date for the issue of Treasury bills with a remaining maturity closest to the applicable index maturity, as published in H.15 Daily Update or another recognized electronic source used for the purpose of displaying such rate, under the heading “U.S. government securities—Treasury bills—secondary market”;

•	if the rate described immediately above does not appear by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading primary U.S. government securities dealers to provide quotations of their secondary market bid rates, at approximately 3:30 p.m., New York City time, on the interest determination date, for the issue of Treasury bills with a remaining maturity closest to the applicable index maturity. The Treasury Rate will be the yield to maturity, expressed as a bond equivalent yield on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, of the arithmetic mean of these rates;

•	if fewer than three dealers provide quotations as described above, the Treasury Rate will be the Treasury Rate in effect on the interest determination date.

ANNEX A

FORM OF PRICING SUPPLEMENT

PRICING SUPPLEMENT
(To prospectus dated December 4, 2002 and
prospectus supplement dated December 4, 2002)

United Mexican States

Global Medium-Term Notes, Series A
Due Nine Months or More from Date of Issue

[TITLE OF ISSUE]

[Issue Price: [          ]]

The notes will mature on [MATURITY DATE]. The notes will not be redeemable before maturity and will not be entitled to the benefit of any sinking fund.

Application has been made to list the notes on the Luxembourg Stock Exchange.

         [Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.]

	Price to	Discounts and	Proceeds, before
	Public	Commissions	expenses, to Mexico

Per Note	[ ] %	[ ] %	[ ] %

Total	[ ]	[ ]	[ ]

Purchasers of the notes will also be required to pay accrued interest from [ISSUE DATE] if the notes are delivered after that date.

[PURCHASERS] expect to deliver the notes to investors on or about [CLOSING DATE].

[PURCHASERS]

[DATE]

ABOUT THIS PRICING SUPPLEMENT

         This pricing supplement supplements the accompanying prospectus supplement dated December 4, 2002, relating to Mexico’s $30,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated December 4, 2002, relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

         You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the purchasers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

         Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

DESCRIPTION OF THE NOTES

         Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1, dated as of November 28, 1995, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:		[ ]

Issue Price:		[ ]%

Original Issue Date:		[ ]

Maturity Date:		[ ]

Specified Currency:		[ ]

Authorized Denominations:		[ ]

Form:		[ ]

Interest Rate:		[Floating/[ ]% per annum]

Interest Payment Dates:		[ ]

Regular Record Dates:		[ ]

Floating Rate Notes:

Base Rate:		[ ] CD Rate	[ ] Commercial Paper

		[ ] Federal Funds Rate	[ ] LIBOR*

		[ ] Treasury Rate	[ ] EURIBOR

[ ] Other

	*	[ ] LIBOR Moneyline Telerate	[ ] LIBOR Reuters

Index Maturity:		[ ]

Initial Interest Rate:		[ ]

Spread (+/-) or Spread Multiplier:		[ ]

Interest Reset Dates:		[ ]

Interest Determination Dates:	[ ]

Maximum Interest Rate:	[Specify] [None; provided, however, that in no event will the interest rate be higher than the maximum rate permitted by New York law, as modified by United States law of general application]

Minimum Interest Rate:	[ ]

Optional Redemption:	[ ] Yes	[ ] No

[Initial Redemption Date:]	[ ]

Optional Repayment:	[ ] Yes	[ ] No

Indexed Note:	[ ] Yes	[ ] No

Foreign Currency Note:	[ ] Yes	[ ] No

Purchasers:	[ ]

Purchase Price:	[ ]%

[Net Proceeds, after Expenses, to Mexico:]	[ ]

Closing Date:	[ ]

Method of Payment:	[ ]

Listing:	[Application has been made to list the notes on the Luxembourg Stock Exchange]

Securities Codes:

CUSIP:	[ ]

ISIN:	[ ]

Common Code:	[ ]

Fiscal Agent:	[Citibank, N.A.]

[London Paying Agent:	Citibank, N.A.]

[Luxembourg Paying Agent:	Kredietbank S.A. Luxembourgeoise]

[Calculation Agent:	Citibank, N.A.]

[Exchange Rate Agent:	Citibank, N.A.]

[Transfer Agent:	Citibank, N.A.]

Further Issues:	Mexico may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, the previously outstanding notes.

Payment of Principal and Interest:	[ ]

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Further Information:	[ ]

UNITED MEXICAN STATES—RECENT DEVELOPMENTS

         The information included in this section supplements the information about Mexico corresponding to the headings below that is incorporated by reference in the accompanying prospectus dated December 4, 2002. To the extent that the information included in this section differs from the information incorporated by reference in the prospectus, you should rely on the information in this section.

[Add any additional disclosure, if applicable.]

PLAN OF DISTRIBUTION

[Describe distribution arrangements.]

PROSPECTUS

United Mexican States

Debt Securities
and
Warrants

         Mexico may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. Mexico may sell securities having an aggregate initial offering price of up to $8,360,824,415 in the United States. The securities will be direct, general and unconditional external indebtedness of Mexico and will rank equal in right of payment among themselves and with all other unsecured and unsubordinated public external indebtedness of Mexico.

         Mexico may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

_____________________

         You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

_____________________

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_____________________

December 4, 2002

ABOUT THIS PROSPECTUS

         This prospectus provides you with a general description of the securities Mexico may offer. Each time Mexico sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information”.

FORWARD-LOOKING STATEMENTS

                  The following documents relating to Mexico’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement;

•	any pricing supplement to a prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement or pricing supplement.

Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•	Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•	Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

DATA DISSEMINATION

         Mexico is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar”. For Mexico, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org/country/mexcats.htm.

USE OF PROCEEDS

         Unless otherwise specified in a prospectus supplement, Mexico will use the net proceeds from the sale of securities for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government.

DESCRIPTION OF THE SECURITIES

Debt Securities

         Mexico will issue the debt securities under a fiscal agency agreement, dated September 1, 1992, between Mexico and Citibank, N.A., as fiscal agent. This agreement was amended on November 28, 1995. Mexico has filed or will file the fiscal agency agreement and the forms of debt securities with the SEC. The following description summarizes some of the terms of the debt securities and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the fiscal agency agreement and the forms of debt securities before making your investment decision.

         General

         The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated and registered or bearer);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Mexico to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Mexico will make payments;

•	the authorized denominations;

•	a description of any index Mexico will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the fiscal agency agreement.

         Mexico may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Mexico may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Mexico will describe the U.S. federal income tax consequences and other relevant considerations in the prospectus supplements for these offerings.

         Mexico is not required to issue all of its debt securities under the fiscal agency agreement and this prospectus, but instead may issue debt securities other than those described in this prospectus under other fiscal agency agreements and documentation. That documentation may contain different terms from those included in the fiscal agency agreement and described in this prospectus.

         Status

         The debt securities will be the direct, general and unconditional external indebtedness of Mexico. They will rank equal in right of payment among themselves and with all of Mexico’s existing and future unsecured and unsubordinated public external indebtedness, as defined under “—Negative Pledge” below. Mexico has pledged its full faith and credit to make all payments on the debt securities when due.

         Payment of Principal and Interest

         Mexico will make payments on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “—Global Securities” below.

         Mexico will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities. Mexico may make such payments by wire transfer or by check mailed to the holders at their registered addresses.

         If any money that Mexico pays to the fiscal agent to make payments on the debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the fiscal agent will repay the money to Mexico on Mexico’s written request. After any such repayment, the fiscal agent will not be liable for the payment. However, Mexico’s obligations to make payments on the debt securities as they become due will not be affected. Claims against Mexico for the payment of principal, interest or other amounts will become void unless made within five years after the date on which the payment first became due, or a shorter period if provided by law.

         Form and Denominations

         Unless otherwise provided in the applicable prospectus supplement, Mexico will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

         Redemption, Repurchase and Early Repayment

         Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Mexico or repayable before maturity at the option of the holder. Nevertheless, Mexico may at any time repurchase the debt securities at any price in the open market or otherwise. Mexico may hold or resell debt securities it purchases or may surrender them to the fiscal agent for cancellation.

         Negative Pledge

         Mexico has agreed that as long as any of the debt securities remain outstanding, it will not create or permit to exist any security interest on its revenues or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest.

         A “security interest” is a lien, pledge, mortgage, encumbrance or other preferential right granted to any person or entity over Mexico’s revenues or assets.

         “Public external indebtedness” means any indebtedness that:

•	is a payment obligation or contingent liability payable in any currency other than Mexican currency, except indebtedness originally issued or incurred in Mexico. Indebtedness is issued or incurred in Mexico where settlement occurs in Mexico; and

•	arises from bonds, debentures, notes or other securities that (a) are or were intended at the time they were issued to be quoted, listed or traded on any securities exchange or other securities market and (b) have an original maturity of more than one year or are combined with a commitment so that the maturity may be extended at Mexico’s option to a period of more than one year. Securities eligible for resale pursuant to Rule 144A under the U.S. Securities Act of 1933 are considered tradeable on a securities market for purposes of clause (a).

         However, Mexico’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	security interests created before December 3, 1993;

•	security interests in bonds owned by Mexico which have been issued under the Discount and Par Bond Exchange Agreement, dated February 4, 1990, between Mexico and its creditors;

•	security interests securing public external indebtedness incurred in connection with a project financing, as long as the security interest is limited to the assets or revenues of the project being financed. “Project financing” means any financing of all or part of the acquisition, construction or development costs of any project where the provider of the financing (a) agrees to limit its recourse to the project and the revenues of the project as the principal source of repayment and (b) has received a feasibility study prepared by competent independent experts on the basis of which it is reasonable to conclude that the project will generate sufficient foreign currency income to service substantially all public external indebtedness incurred in connection with the project;

•	security interests securing public external indebtedness that (a) is issued by Mexico in exchange for debt of Mexican public sector bodies (other than Mexico), and (b) does not exceed an aggregate outstanding principal amount of $29 billion or its equivalent; and

•	security interests securing public external indebtedness that Mexico has incurred to finance or refinance the purchase of assets, if the security interests are limited to such assets.

         Default and Acceleration of Maturity

         Each of the following are events of default under any series of debt securities:

(a)	any principal, premium, if any, or interest on any debt security of that series is not paid within 30 days after payment is due;

(b)	Mexico fails to perform any other obligation under the debt securities of that series and does not cure that failure within 30 days after the fiscal agent receives written notice from the holder of any debt security of the series requiring Mexico to remedy the failure;

(c)	Mexico’s creditors accelerate an aggregate principal amount of more than $10,000,000 (or its equivalent in any other currency) of Mexico’s public external indebtedness because of an event of default resulting from Mexico’s failure to pay principal or interest on that public external indebtedness when due;

(d)	Mexico fails to make any payment on any of its public external indebtedness in an aggregate principal amount of more than $10,000,000 (or its equivalent in any other currency) when due and does not cure that failure within 30 days after the fiscal agent receives written notice from the holder of any debt security of that series requiring Mexico to remedy the failure; or

(e)	Mexico declares a moratorium on the payment of principal of or interest on its public external indebtedness.

If either of the events described in clauses (a) or (e) occur and are continuing, then any holder of debt securities of the series may, by written notice given to Mexico and the fiscal agent, accelerate the debt securities of that series that it holds. If any of the events described in clauses (b), (c) or (d) occur, then a holder of debt securities of that series may deliver a notice of acceleration, but the notice will not be effective until the fiscal agent has received notices from the holders of at least ten percent in principal amount of all debt securities of the series then outstanding (excluding debt securities held by Mexico). Upon acceleration, all amounts of principal of, premium, if any, and any accrued interest on the debt securities of that series held by the holder will be immediately due and payable. If Mexico cures all defaults before an acceleration becomes effective, then no acceleration will occur.

         Meetings and Amendments

         Mexico may call a meeting of the holders of debt securities of a series at any time regarding the fiscal agency agreement or the debt securities of the series. Mexico will determine the time and place of the meeting. Mexico will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

         The fiscal agent will call a meeting of holders of debt securities of a series if (a) an event of default for the series has occurred and is continuing and (b) the holders of at least ten percent in principal amount of all debt securities of the series then outstanding (as defined in the fiscal agency agreement) have delivered a written request to the fiscal agent setting forth the action they propose to take.

         Only holders and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the outstanding principal amount of the debt securities of a series will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. The fiscal agent will set the procedures governing the conduct of the meeting.

         Mexico, the fiscal agent and the holders may generally modify or take action with respect to the fiscal agency agreement or the terms of the debt securities of a series:

•	with the affirmative vote of the holders of not less than 66 2/3% of the outstanding principal amount of the debt securities of a series that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the outstanding principal amount of the debt securities of that series.

However, each holder must consent to any amendment, modification or change with respect to its debt securities that would:

•	change the due dates for the payment of principal, premium or interest;

•	reduce any amounts payable on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security;

•	change the payment currency or places of payment;

•	permit early redemption or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of a series of debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement or the terms and conditions of the debt securities of the series or to take any other action; or

•	change Mexico’s obligation to pay any additional amounts.

         Mexico and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement or the debt securities of the series for the purpose of:

•	adding to Mexico’s covenants for the benefit of the holders;

•	surrendering any of Mexico’s rights or powers;

•	providing collateral for the debt securities;

•	curing any ambiguity or correcting or supplementing any defective provision; or

•	making any other change which (a) is not inconsistent with the debt securities of the series and (b) does not adversely affect the interest of any holder of debt securities of the series in any material respect.

Warrants

         If Mexico issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Mexico will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

         Mexico may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Mexico and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Mexico may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

Global Securities

         DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Mexico nor the fiscal agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg performance of their obligations under their rules and procedures. Additionally, neither Mexico nor the fiscal agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

         Mexico may issue the debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Mexico refers to the intangible securities represented by a global security as “book-entry” securities.

         When Mexico issues book-entry securities, it will deposit the applicable global security with a clearing system. The global security will be either registered in the name of, or held in bearer form by, the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear and Clearstream, Luxembourg in Europe.

         Clearing systems process the clearance and settlement of book-entry notes for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

         Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

         Ownership of Book-Entry Securities

         If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

         When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Mexico and the fiscal agent run only to the registered owner or bearer of the global security, which will be the clearing system or its nominee or common depositary. For example, once Mexico and the fiscal agent make a payment to the registered holder or bearer of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Mexico to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Mexico or the fiscal agent.

         As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

         Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities

         The following description reflects Mexico’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in book-entry securities where Euroclear and Clearstream, Luxembourg hold securities through their respective depositaries at DTC. These systems could change their rules and procedures at any time, and Mexico takes no responsibility for their actions or the accuracy of this description.

         It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

         When book-entry notes are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

         A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of book-entry securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

         When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

         Mexico will only issue securities in certificated form in exchange for book-entry securities represented by a global security if:

•	in the case of a global security deposited with or on behalf of DTC, DTC is unwilling or unable to continue as depositary or is ineligible to act as depositary, and Mexico does not appoint a successor depositary within 90 days after DTC notifies Mexico or Mexico becomes aware of this situation;

•	in the case of a global security deposited directly with, or with a common depositary for, Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg is closed for a continuous period of 14 days other than by reason of holidays or announces an intention to cease business permanently; or

•	Mexico elects not to have the securities of a series represented by a global security or securities.

         In any of these cases, you will be entitled to have registered in your name, if the global security was in registered form, and have physically delivered to you, securities in certificated form equal to the amount of book-entry securities you own. If Mexico issues certificated securities, they will have the same terms and authorized denominations as the global security.

         You may transfer or exchange registered certificated securities by presenting them at the corporate trust office of the fiscal agent in The City of New York, or, if applicable, at the office of the Luxembourg transfer agent, according to the procedures in the fiscal agency agreement. When you surrender a registered certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities. However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. Mexico, the fiscal agent and any other agent of Mexico may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

         If any registered certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent or, if applicable, the Luxembourg transfer agent. Mexico and the fiscal agent may require you to sign an indemnity under which you agree to pay Mexico, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Mexico and the fiscal agent may also require you to present other documents or proof. After you deliver these documents, if neither Mexico nor the fiscal agent has notice that a bona fide purchaser has acquired the security you are exchanging, Mexico will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

         Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico. Mexico has appointed its Consul General in New York as its authorized agent for service of process in any action based on the securities or the fiscal agency agreement which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the fiscal agent have irrevocably submitted to the jurisdiction of these courts and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the securities. You may also institute an action against Mexico based on the securities in any competent court in Mexico.

         Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the Immunities Act. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the Immunities Act.

         Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against the property of Mexico.

Governing Law

         The fiscal agency agreement and the securities are governed by and interpreted in accordance with the law of the State of New York, except that all matters governing Mexico’s authorization and execution of the fiscal agency agreement or the securities will be governed by the law of Mexico.

PLAN OF DISTRIBUTION

Terms of Sale

         Mexico will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to Mexico from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

         Mexico may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from Mexico for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Mexico in the ordinary course of business.

         Mexico will register the securities with the National Registry of Securities and Intermediaries of Mexico, which is maintained by the National Banking and Securities Commission. This registration does not certify that the securities are of investment quality or that the information contained in this prospectus or in any prospectus supplement is accurate or complete, nor does it attest to the creditworthiness of Mexico. Mexico may not publicly offer or sell the securities in Mexico unless it so specifies in the applicable prospectus supplement.

Method of Sale

         Mexico may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

         If Mexico uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Mexico may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

         Mexico may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

         Mexico may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

         Mexico may offer the securities to holders of other securities of Mexico as consideration for Mexico’s purchase or exchange of the other securities. Mexico may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

         Mexico will generally not register the securities that it will offer and sell outside the United States under the Securities Act. Thus, subject to certain exceptions, Mexico cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Mexico offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these non-SEC-registered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

         Mexico has included the information in this prospectus, including in the documents incorporated by reference, whose source is identified as a publication of Mexico or one of its agencies or instrumentalities in reliance on the authority of the publication as a public official document. All other information that Mexico has provided in this prospectus and in the related registration statement is included as a public official statement made on the authority of Dr. Alonso García Tamés, Director General of Public Credit of the Ministry of Finance and Public Credit of Mexico, or his successor.

VALIDITY OF THE SECURITIES

         The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:

•	For Mexico:

•	as to all matters of Mexican law, the Fiscal Attorney of the Federation of Mexico or the Deputy Fiscal Attorney of the Federation for Financial Affairs of Mexico or the Director of Legal Procedures of Credit of the Ministry of Finance; and

•	as to all matters of U.S. law, Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Mexico.

•	For the underwriters, if any:

•	as to all matters of U.S. law, Sullivan & Cromwell, or any other U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Mexican law, Ritch, Heather y Mueller, S.C., or any other Mexican counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Mexican law:

•	Cleary, Gottlieb, Steen & Hamilton may rely on the opinion of the Fiscal Attorney or the Deputy Fiscal Attorney or the Director of Legal Procedures of Credit of the Ministry of Finance; and

•	Sullivan & Cromwell, or any other U.S. counsel to the underwriters, may rely on the opinions of the Fiscal Attorney or the Deputy Fiscal Attorney or the Director of Legal Procedures of Credit of the Ministry of Finance and Ritch, Heather y Mueller, S.C., or any other Mexican counsel to the underwriters.

As to all matters of U.S. law:

•	the Fiscal Attorney or the Deputy Fiscal Attorney or the Director of Legal Procedures of Credit of the Ministry of Finance may rely on the opinion of Cleary, Gottlieb, Steen & Hamilton; and

•	Ritch, Heather y Mueller, S.C., or any other Mexican counsel to the underwriters, may rely on the opinion of Sullivan & Cromwell, or any other U.S. counsel to the underwriters.

         The Fiscal Attorney has given an opinion concerning all statements in this prospectus relating to matters of Mexican law, and Mexico has made such statements in reliance on the authority of the Fiscal Attorney.

AUTHORIZED REPRESENTATIVE

         The Authorized Representative of Mexico in the United States is Edmundo González Herrera, Financial Representative—New York Office, Banco Nacional de Comercio Exterior, S.N.C., 375 Park Avenue, Suite 1905, New York, New York 10152.

WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is part of a registration statement that Mexico filed with the U.S. Securities and Exchange Commission using a shelf registration process. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

         Mexico files annual reports and other information with the SEC relating to the securities. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Please call the SEC at 1-800-SEC-0330 for further information.

         The SEC allows Mexico to incorporate by reference some information that Mexico files with the SEC. Incorporated documents are considered part of this prospectus. Mexico can disclose important information to you by referring you to those documents. Information that Mexico later files with the SEC will update and supersede this incorporated information. The following documents are incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Mexico’s Annual Report on Form 18-K for the year ended December 31, 2001, as filed with the SEC on November 7, 2002; and

•	each subsequent Annual Report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and before all of the securities are sold.

         Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents, including any exhibits that are incorporated by reference in them. Requests for such documents should be directed to:

Director General of Public Credit
Ministry of Finance and Public Credit
Palacio Nacional
Patio Central, 3er Piso
Oficina 3010
Colonia Centro
Mexico, D.F. 06000
telephone: 52-5521-6221
facsimile: 52-5228-1156

         As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of Mexico’s Annual Report on Form 18-K, this prospectus and any prospectus supplement or pricing supplement at the office of the paying agent for the securities in Luxembourg. Mexico has initially appointed Kredietbank S.A. Luxembourgeoise as its Luxembourg paying agent.

         As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, if there is a material change to the terms and conditions of the securities or in the economic affairs of Mexico that is not reflected in any of the documents relating to the securities, Mexico will amend the applicable prospectus supplement relating to the securities or incorporate new or updated documents in the manner discussed above.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público
Palacio Nacional
Patio Central, 3er piso
Oficina 3010
Colonia Centro
06000 México, D.F.

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.
Global Agency & Trust Services
111 Wall Street, 5th Floor
New York, New York 10043

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 111 Wall Street, 5th Floor New York, New York 10043	Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch, Heather y Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 1000 México, D.F.